ALCON, INC.

Bösch 69
P.O. Box 62
Hünenberg, Switzerland

2009 FINANCIAL REPORT

ALCON, INC.

2009 FINANCIAL REPORT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of December 31, 2009, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Kevin J. Buehler	/s/ Richard J. Croarkin
Kevin J. Buehler	Richard J. Croarkin
President and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control--Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 15, 2010

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$3,007	$2,449
Short term investments	479	564
Trade receivables, net	1,346	1,168
Inventories	626	574
Deferred income tax assets	162	221
Other current assets	213	243

Total current assets	5,833	5,219
Long term investments	73	24
Property, plant and equipment, net	1,304	1,138
Intangible assets, net	255	91
Goodwill	688	645
Long term deferred income tax assets	391	342
Other assets	142	92

Total assets	$8,686	$7,551

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$321	$199
Short term borrowings	607	1,059
Current maturities of long term debt	--	1
Other current liabilities	1,047	931

Total current liabilities	1,975	2,190

Long term debt, net of current maturities	56	61
Long term deferred income tax liabilities	59	22
Other long term liabilities	691	587
Contingencies (note 18)
Shareholders' equity:
Common shares, par value CHF 0.20 per share; 320,254,200
shares authorized, 304,016,290 shares issued and 299,550,733 shares outstanding at December 31, 2009;
321,297,600 shares authorized, 304,722,706 shares issued and
298,648,353 shares outstanding at December 31, 2008	42	42
Additional paid-in capital	1,535	1,449
Accumulated other comprehensive income	203	80
Retained earnings	4,533	3,699
Treasury shares, at cost; 4,465,557 shares at December 31, 2009;
and 6,074,353 shares at December 31, 2008	(408)	(579)

Total shareholders' equity	5,905	4,691

Total liabilities and shareholders' equity	$8,686	$7,551

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,
	2009	2008	2007
	(in millions, except share data)

Sales	$6,499	$6,294	$5,599
Cost of goods sold	1,614	1,472	1,398

Gross profit	4,885	4,822	4,201
Selling, general and administrative	1,935	1,961	1,694
Research and development	665	619	564
In process research and development	--	--	9
Amortization of intangibles	24	29	51

Operating income	2,261	2,213	1,883
Other income (expense):
Gain (loss) from foreign currency, net	(3)	(21)	11
Interest income	46	76	69
Interest expense	(16)	(51)	(50)
Other, net	25	(134)	16

Earnings before income taxes	2,313	2,083	1,929
Income taxes	306	36	343

Net earnings	$2,007	$2,047	$1,586

Basic earnings per common share	$6.72	$6.86	$5.32

Diluted earnings per common share	$6.66	$6.79	$5.25

Basic weighted average common shares	298,847,072	298,504,732	298,353,894
Diluted weighted average common shares	301,348,181	301,582,676	302,162,019

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2009, 2008 and 2007

	Common Shares			Accumulated
	Number		Additional	Other
	of Shares		Paid-in	Comprehensive	Retained	Treasury
	Outstanding	Amount	Capital	Income	Earnings	Shares	Total
	(in millions, except share data)

Balance, December 31, 2006	301,182,404	$44	$1,065	$127	$3,202	$(1,524)	$2,914

Comprehensive income:
Net earnings	--	--	--	--	1,586	--	1,586
Change in net unrealized gains
(losses) on investments	--	--	--	(10)	--	--	(10)
Foreign currency translation adjustments	--	--	--	101	--	--	101
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(15)	--	--	(15)
Total comprehensive income							1,662

Adjustment to initially apply
guidance for uncertain tax positions	--	--	--	--	30	--	30
Share-based payments	--	--	84	--	--	--	84
Share award transactions	4,144,557	--	60	--	--	130	190
Tax benefits on share award transactions	--	--	111	--	--	--	111
Treasury shares acquired	(7,664,255)	--	--	--	--	(1,003)	(1,003)
Share cancellation	--	(1)	(20)	--	(813)	834	--
Dividends on common shares	--	--	--	--	(613)	--	(613)
Balance, December 31, 2007	297,662,706	43	1,300	203	3,392	(1,563)	3,375

Comprehensive income:
Net earnings	--	--	--	--	2,047	--	2,047
Change in net unrealized gains
(losses) on investments	--	--	--	(7)	--	--	(7)
Foreign currency translation adjustments	--	--	--	(89)	--	--	(89)
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	(27)	--	--	(27)
Total comprehensive income							1,924

Adjustment for new pension plan
measurement date, net of taxes	--	--	--	--	(1)	--	(1)
Share-based payments	--	--	83	--	--	--	83
Share award transactions	2,031,562	--	25	--	(8)	108	125
Tax benefits on share award transactions	--	--	61	--	--	--	61
Treasury shares acquired	(1,045,915)	--	--	--	--	(127)	(127)
Share cancellation	--	(1)	(21)	--	(981)	1,003	--
Dividends on common shares	--	--	1	--	(750)	--	(749)
Balance, December 31, 2008	298,648,353	42	1,449	80	3,699	(579)	4,691

Comprehensive income:
Net earnings	--	--	--	--	2,007	--	2,007
Change in net unrealized gains
(losses) on investments	--	--	--	40	--	--	40
Foreign currency translation adjustments	--	--	--	71	--	--	71
Unrecognized postretirement
benefits losses and prior service
costs, net of taxes	--	--	--	12	--	--	12
Total comprehensive income							2,130

Adjustment for acquisition of
noncontrolling interest	--	--	(12)	--	--	--	(12)
Share-based payments	--	--	74	--	--	--	74
Share award transactions	977,202	--	5	--	(2)	52	55
Tax benefits on share award transactions	--	--	22	--	--	--	22
Treasury shares acquired	(74,822)	--	--	--	--	(7)	(7)
Share cancellation	--	--	(3)	--	(123)	126	--
Dividends on common shares	--	--	--	--	(1,048)	--	(1,048)
Balance, December 31, 2009	299,550,733	$42	$1,535	$203	$4,533	$(408)	$5,905

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007
	(in millions)
Cash provided by (used in) operating activities:
Net earnings	$2,007	$2,047	$1,586
Adjustments to reconcile net earnings to cash provided
from operating activities:
Depreciation	194	167	159
Amortization of intangibles	24	29	51
In process research and development	--	--	9
Share-based payments	74	83	84
Tax benefit from share-based compensation	5	8	16
Deferred income taxes	51	(146)	(26)
Loss (gain) on sale of assets	49	12	(12)
Loss on impairment of available-for-sale securities	--	37	--
Unrealized depreciation (appreciation) on trading
securities	(76)	85	--
Other, net	1	7	2
Changes in operating assets and liabilities, net of
effects from business acquisition:
Trading securities	--	--	(405)
Trade receivables	(144)	(121)	(95)
Inventories	(6)	(79)	3
Other assets	(13)	25	(129)
Accounts payable	118	(8)	23
Other current liabilities	100	62	87
Other long term liabilities	32	(176)	117

Net cash from operating activities	2,416	2,032	1,470
Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(342)	(302)	(227)
Acquisition of business, net of cash acquired	(149)	(23)	(111)
Purchases of intangible assets	(8)	(26)	--
Purchases of investments	(1,261)	(1,099)	(37)
Proceeds from sales and maturities of investments	1,362	1,081	145
Other, net	8	4	3
Net cash from investing activities	(390)	(365)	(227)
Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(492)	(633)	729
Proceeds from issuance of long term debt	--	--	1
Repayment of long term debt	(6)	(2)	(6)
Dividends on common shares	(1,048)	(749)	(613)
Acquisition of treasury shares	(7)	(127)	(1,003)
Proceeds from exercise of stock options	55	125	190
Tax benefits from share-based payment
arrangements	17	53	95

Net cash from financing activities	(1,481)	(1,333)	(607)

Effect of exchange rates on cash and cash equivalents	13	(19)	9

Net increase in cash and cash equivalents	558	315	645
Cash and cash equivalents, beginning of year	2,449	2,134	1,489

Cash and cash equivalents, end of year	$3,007	$2,449	$2,134
See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1)	Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé").  During July 2008, Nestlé sold approximately 74 million of its Alcon common shares to Novartis AG.  At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon. In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 17.

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye.  Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company.  All significant balances and transactions among the consolidated entities have been eliminated in consolidation.  All consolidated entities are included on the basis of a calendar year.

(c)	Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").  Actual results could differ from those estimates.

(d)   Foreign Currency

The reporting currency of the Company is the United States dollar.  The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency.  Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period.  Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period.  Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity.  The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant.  Gains and losses resulting from foreign currency transactions are included in nonoperating earnings.  Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e)   Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f)    Inventories

Inventories are stated at the lower of cost or market.  Cost is determined primarily using the first-in, first-out method.

(g)   Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities.  Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings.  Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments.  Investments designated as available-for-sale include marketable debt and equity securities.  Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity.  The cost of securities sold is based on the specific identification method.  Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net.  Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis is written down to fair value and the write-down is recorded to earnings as a loss in other, net.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification.  The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents.  Debt securities with maturities greater than three months and less than one year are classified as short term investments.  Generally, debt securities with remaining maturities greater than one year are classified as long term investments.  However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h)   Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months.  The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions.  The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date.  The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value.  For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged.  For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i)    Property, Plant and Equipment

Property, plant and equipment are stated at historical cost.  Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed.  Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12-50 years
Machinery, other equipment and software	3-12 years

(j)    Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually.  Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, include acquired customer base, trademarks, patents and licensed technology.  The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

Intangible assets, net, also include the costs of purchased in process research and development projects.  The costs of these projects are not amortized but are tested for impairment at least annually and the projects are monitored to determine if commercialization has been achieved.  If these projects reach commercialization, the related costs will be amortized over the useful lives of the respective assets.

(k)   Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)    Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans.  An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service.  Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends.  Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) is shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income.  Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.  Retrospective application was not permitted.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m)  Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104.

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales.  If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date.  If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date.  Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed.  Per procedure technology fees related to LADARVision® refractive laser systems are recognized in the period when the procedure is performed.  Per procedure technology fees associated with treatment cards related to refractive products manufactured by WaveLight AG are recognized when the treatment cards are delivered and title and risks of ownership are transferred.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales.  To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices.  The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales.  The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n)   Research and Development

Internal research and development costs are expensed as incurred.  Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o)   Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $129, $144 and $143 in 2009, 2008 and 2007, respectively.

Shipping and handling costs amounted to $70, $76 and $66 in 2009, 2008 and 2007, respectively.

Legal costs are expensed during the period incurred.

(p)   Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards.  The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.  Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations.  Taxes have not been provided on permanent investments in certain subsidiaries that would be taxable in the event of liquidation.  Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q)   Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2009	2008	2007

Basic weighted average common shares outstanding	298,847,072	298,504,732	298,353,894
Effect of dilutive securities:
Employee stock options	1,807,211	2,585,873	3,606,985
Share-settled stock appreciation rights	414,799	300,834	98,358
Share-settled restricted share units and performance
share units	187,543	49,786	14,555
Contingent restricted common shares	91,556	141,451	88,227

Diluted weighted average common shares outstanding	301,348,181	301,582,676	302,162,019

Certain executives of the Company had deferred the receipt of 118,180 and 146,883 Alcon common shares at December 31, 2009 and 2008, respectively, into the Alcon Executive Deferred Compensation Plan discussed in note 14.  Alcon common shares held in the plan were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2009, 2008 and 2007 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2009	2008	2007

Stock options	125	497,805	--
Share-settled stock appreciation rights	5,850	3,628,998	13,402

The effect of their inclusion would have been anti-dilutive.

(r)   Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s)   Share-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company estimates the "fair value" of share-based payment awards as of the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.  Share-based compensation expenses recognized in net earnings were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures.  The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates.  Excess tax benefits related to share-based compensation are reflected as financing cash flows rather than operating cash flows.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction.  Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t)    Treasury Shares

Treasury shares are accounted for by the cost method.  The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 13 and 17.

(u)   Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date.  Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period.  Such costs are estimated based on actual cost experience.

(v)   Reclassifications

In note 11, certain reclassifications were made to prior year amounts to conform with current year presentation.  These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(2)	Cash Flows__Supplemental Disclosures

	2009	2008	2007

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for the following:

Interest expense, net of amount capitalized	$14	$53	$48

Income taxes	$262	$232	$162

Supplemental Disclosure of Noncash Financing Activities:

a)
During the years ended December 31, 2009, 2008 and 2007, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 5,420 shares, 17,622 shares and 18,969 shares, respectively.  (See note 13 for discussion of restricted common shares.)  The forfeited shares were recorded as treasury shares during the respective periods.

b)
During the year ended December 31, 2009, 1,085 treasury shares, representing previously declared dividends applicable to common shares withdrawn from the Alcon Executive Deferred Compensation Plan, were delivered to plan participants.  No such shares were delivered in 2008 and 2007.

Changes in Presentation:

A revision to the Financial Instruments Topic 825-10-45 in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB") became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application.  This revision directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose.  As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in 2007, were reported in cash flows from investing activities in 2009 and 2008 and cash flows for 2009 and 2008 are not directly comparable to those reported in 2007.  Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in 2009, 2008 and 2007.

(3)	Supplemental Balance Sheet Information

	December 31,
	2009	2008
Cash and Cash Equivalents
Cash	$195	$148
Cash equivalents on deposit with Nestlé	10	6
Cash equivalents -- other	2,802	2,295

Total	$3,007	$2,449

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31,
	2009	2008
Trade Receivables, Net
Trade receivables	$1,389	$1,213
Allowance for doubtful accounts	(43)	(45)

Net	$1,346	$1,168

	2009	2008	2007
Allowance for Doubtful Accounts
Balance at beginning of year	$45	$34	$30
Bad debt expense	6	13	4
Charge-off (recoveries), net	(8)	(2)	--

Balance at end of year	$43	$45	$34

	December 31,
	2009	2008
Inventories
Finished products	$375	$358
Work in process	50	40
Raw materials	201	176

Total	$626	$574

	December 31,
	2009	2008

Other Current Assets
Prepaid expenses	$57	$52
Prepaid income taxes	58	75
Other	98	116

Total	$213	$243

	December 31,
	2009	2008

Property, Plant and Equipment, Net
Land and improvements	$29	$28
Buildings and improvements	828	757
Machinery, other equipment and software	1,566	1,358
Construction in progress	227	175

Total	2,650	2,318

Accumulated depreciation	(1,346)	(1,180)

Net	$1,304	$1,138

Construction in progress at December 31, 2009 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects.  Commitments related to these projects at December 31, 2009 totaled $96.

	December 31,
	2009	2008

Other Current Liabilities
Deferred income tax liabilities	$9	$9
Payables to affiliates	2	8
Accrued warranties	9	7
Accrued compensation	333	308
Accrued taxes	201	187
Accrued product rebates	221	172
Other	272	240

Total	$1,047	$931

	2009	2008	2007

Warranty Reserve
Balance at beginning of year	$7	$7	$7
Warranty expense	12	12	9
Warranty payments, net	(10)	(12)	(9)

Balance at end of year	$9	$7	$7

	December 31,
	2009	2008
Other Long Term Liabilities
Pension plans	$423	$375
Postretirement healthcare plan	99	146
Deferred compensation	29	24
Long term income tax liabilities (note 10)	57	29
Minority interest (note 19)	--	1
Other	83	12

Total	$691	$587

	December 31,
	2009	2008

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$265	$194
Unrealized gains (losses) on investments, net of income taxes	30	(10)
Unrecognized postretirement benefits losses and prior service costs, net of tax
benefits	(92)	(104)

Total	$203	$80

At December 31, 2009, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,665.

For the years ended December 31, 2009, 2008 and 2007, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

		2009		2008		2007

Dividends per common share in Swiss francs	CHF	3.95	CHF	2.63	CHF	2.50

Dividends per common share measured in U.S. dollars		$3.50		$2.50		$2.04

Total dividends on common shares measured in U.S. dollars		$1,048		$750		$613

(4)	Investments

At December 31, 2009 and 2008, investments were as follows:

	2009	2008

Short term investments:
Trading securities	$22	$433
Available-for-sale investments	457	131

Total short term investments	$479	$564

Long term investments—available-for-sale investments	$73	$24

At December 31, 2009 and 2008, trading securities were as follows:

	2009		2008
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(9)	$22	$(85)	$433

At December 31, 2009, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$129	$--	$(1)	$128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15

Total short term investments	428	30	(1)	457

Long term investments:
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10

Total long term investments	72	2	(1)	73

Total available-for-sale investments	$500	$32	$(2)	$530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2008, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
Mortgage-backed securities	$58	$1	$--	$59
Senior secured bank loans fund	83	--	(11)	72

Total short term investments	141	1	(11)	131

Long term investments:
U.S. government and agency securities	2	--	--	2
Equity securities	20	--	--	20
Other investments	2	--	--	2

Total long term investments	24	--	--	24

Total available-for-sale investments	$165	$1	$(11)	$155

The contractual maturities of available-for-sale investments at December 31, 2009 were as follows:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$230	$262
Other debt securities, maturing:
Within one year	79	79
After 1 year through 10 years	142	141
After 10 years through 15 years	--	--
Beyond 15 years	18	17

Total debt securities recorded at market	469	499

Equity and other investments	31	31

Total available-for-sale investments	$500	$530

*Mortgage-backed securities, a senior secured bank loans fund and certain other investments.

Activities related to available-for-sale investments were as shown below.  The cost of securities was based on the specific identification method.

	Years ended December 31,
	2009	2008	2007

Proceeds from sales and principal repayments	$1,068	$10	$145

Gross realized gains on sales	22	1	15

Gross realized losses on sales	(4)	(2)	(2)

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2009, 2008 and 2007 were $30, $(10) and $(3), respectively.  Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2009, 2008 and 2007 were $76, $(85) and $(15), respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2009	2008	2007

Changes in unrealized holding gains (losses) arising
during the period	$58	$(45)	$3
Reclassification adjustment for losses (gains) included
in net income	(18)	38	(13)

Changes in net unrealized gains (losses) on investments,
net of taxes	$40	$(7)	$(10)

As of December 31, 2009, there were no gross unrealized losses on individual available-for-sale investments greater than $1.

As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Short term investments:
Senior secured bank loans fund	$--	$--	$72	$(11)	$72	$(11)

Long term investments:
Other investments	2	--	--	--	2	--

Total available-for-sale
investments	$2	$--	$72	$(11)	$74	$(11)

The Company recognized $37 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2009	2008	2007

Realized gains (losses) on sale of investments	$(49)	$(12)	$32
Unrealized gains (losses) on investments
classified as trading securities	76	(85)	(15)
Other-than-temporary impairment	--	(37)	--

Total gains (losses) on investments	$27	$(134)	$17

(5)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies.  Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development.  To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired.  The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows.  All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency.  To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities.  The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At December 31, 2009, the fair value hedge derivative instruments have settlement dates in the first half of 2010 and cover a gross notional amount of $521.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Switzerland, and the short-term maturities of most derivatives.  The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.

For the year ended December 31, 2009, the effects of foreign exchange derivative instruments were:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items

Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ 3	$ (8)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2009 and 2008, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $54 and $55 at the respective year-end exchange rates.  The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.  This interest rate swap did not have a significant effect on results of operations in 2009 and 2008.

Fair Value of Financial Instruments

At December 31, 2009 and 2008, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments.  The estimated fair value of all of these financial instruments is as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value.  The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets:
Short term trading and available-for-sale investments	$479	$479	$564	$564
Long term available-for-sale investments	73	73	24	24
Forward exchange contracts	6	6	10	10
Interest rate swaps	1	1	1	1

Liabilities:
Short term borrowings	607	607	1,059	1,059
Long term debt	56	56	62	62
Liability for acquisition-related contingent payments	71	71	--	--
Forward exchange and option contracts	2	2	5	5

Financial instruments, such as equity or fixed income securities, other investments, financial liabilities and derivatives, are presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  These categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability.  These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.

The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.

In connection with an acquisition, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. At the acquisition date, the fair value of these payments was estimated to be $71 and was included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the sellers.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair value of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$--	$22	$22
Available-for-sale securities	31	499	--	530
Foreign exchange derivatives	--	6	--	6
Interest rate derivatives	--	1	--	1

Total	$31	$506	$22	$559

Financial Liabilities
Acquisition-related contingent payments	$--	$--	$71	$71
Foreign exchange derivatives	--	2	--	2

Total	$--	$2	$71	$73

Cash and cash equivalents of $3,007 were excluded from the table above.

	Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities	$--	$172	$261	$433
Available-for-sale securities	22	133	--	155
Foreign exchange derivatives	--	10	--	10
Interest rate derivatives	--	1	--	1

Total	$22	$316	$261	$599

Financial Liabilities
Foreign exchange derivatives	$--	$5	$--	$5

Total	$--	$5	$--	$5

Cash and cash equivalents of $2,449 were excluded from this table.

Level 3 Gains and Losses

At December 31, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included hedge funds of $22.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  The valuation was based on net asset values as furnished by the funds' custodian.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, as discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings before income taxes were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2009, there were net gains (realized and unrealized) of $7 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $246.  Realized and unrealized net gains during the period were approximately 3% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2009.

	Assets	Liabilities
		Acquisition-Related
	Trading Securities	Contingent Payments

Beginning balance	$261	$--
Total net gains or losses (realized/unrealized):
Included in earnings before income taxes	7	--
Included in other comprehensive income	--	--

Purchases of investments	--	--
Acquisition-related activities	--	71
Proceeds on sales and maturities	(246)	--
Transfers in and/or out of Level 3	--	--

Ending balance	$22	$71

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2009

Net gains (losses) included in earnings for the period	$7

Change in unrealized net gains (losses) related to assets still held at reporting date	$2

At December 31, 2008, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included fixed income funds of $107, a senior secured bank loans fund of $41 and hedge funds of $113.  The financial assets included in Level 3 were approximately 44% of the total amounts measured at fair value on a recurring basis.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.

Total gains and losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings.  For the year ended December 31, 2008, there were losses (realized and unrealized) of $77 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $148.  Realized and unrealized losses during the period were approximately 16% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2008.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$486	$(3)	$483
Total net gains or losses (realized/unrealized):
Included in earnings before income taxes	(77)	--	(77)
Included in other comprehensive income	--	--	--

Purchases of investments	--	--	--
Proceeds on sales and maturities	(148)	3	(145)
Transfers in and/or out of Level 3	--	--	--

Ending balance	$261	$--	$261

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

2008

Net gains (losses) included in earnings for the period	$(77)

Change in unrealized net gains (losses) related to assets still held at reporting date	$(64)

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at December 31, 2009 and 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, and acquisition-related contingent payments using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

In April 2009, the FASB issued guidance for both estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly.  If there has been a significant decrease in the volume and level of activity for an asset or liability, transactions or quoted prices may not be determinative of fair value and would require further analysis or adjustment in a fair value assessment.  Similarly, if a transaction is determined to be not orderly, significant adjustment to transaction prices may be necessary in order to estimate fair value using those prices.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company's consolidated financial statements was not significant.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities.  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

In April 2009, the FASB issued guidance on assessing other-than-temporary impairment on debt securities.   Under U.S. GAAP, if debt securities are evaluated for impairment, management must assess its intent and ability to hold the security until recovery in its impairment analysis.  The additional guidance states that, in its impairment analysis of debt securities, management must assess whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis.  This guidance became effective for periods ending after June 15, 2009.  The Company determined the impact of its adoption on the Company's consolidated financial statements was not significant.

In addition, the Company assesses whether there are probable credit losses associated with impaired available-for-sale debt securities.  The portion of an other-than-temporary impairment of an available-for-sale debt security that is related to credit loss is recognized in earnings and the remainder of the difference between the cost basis of the debt security and its fair value is recorded in other comprehensive income.

The Company determined that, at December 31, 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired and there were no credit losses on any investments.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors.  The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates.  The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $37.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business.  Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution.  The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.  Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base.  Bad debts have been minimal.  The Company does not normally require collateral or other security to support credit sales.

(6)	Impairment of Long-Lived Assets Held and Used

During the year ended December 31, 2007, the Company recognized losses totaling $33 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories.  The losses were recorded in cost of goods sold ($24) and amortization of intangibles ($9) in the consolidated statement of earnings for the year ended December 31, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets.  Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable.  After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(7)	Intangible Assets and Goodwill

	December 31, 2009		December 31, 2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to amortization:
Licensed technology	$332	$(296)	$328	$(284)
Patents	111	(24)	29	(22)
Other	121	(93)	129	(89)

Total subject to amortization	564	(413)	486	(395)

Not subject to amortization:
Purchased in process research and development assets	104	--	--	--

Total intangible assets	$668	$(413)	$486	$(395)

Certain 2008 details have been classified in the table above to conform to the current period presentation.

For an explanation of significant changes in 2009 to intangible assets, see note 19, "Acquisitions."

In June 2008, the Company entered into a patent cross-licensing agreement for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices.  The Company recorded an intangible asset of $23 with a remaining useful life of approximately 8 years.

	Years ended December 31,
	2009	2008	2007

Aggregate amortization expense related to intangible assets	$24	$29	$51

Amortization expense in 2007 included the impairment losses of $9, discussed in note 6.

Estimated Amortization Expense:

For year ended December 31, 2010	$27
For year ended December 31, 2011	$21
For year ended December 31, 2012	$13
For year ended December 31, 2013	$12
For year ended December 31, 2014	$10

Intangible assets acquired in January 2010 are expected to increase the estimates above by approximately $26 in each year.

The changes in the carrying amounts of goodwill for the years ended December 31, 2009 and 2008 were as follows:

	United States	International
	Segment	Segment	Total

Goodwill:

Balance, December 31, 2007	$388	$238	$626

Acquisition of business	15	7	22

Impact of changes in foreign exchange rates	--	(3)	(3)

Balance, December 31, 2008	403	242	645

Acquisition of business	18	22	40

Impact of changes in foreign exchange rates	2	1	3

Balance, December 31, 2009	$423	$265	$688

(8)	Short Term Borrowing

	December 31,
	2009	2008

Lines of credit	$273	$311
Commercial paper	286	622
From affiliates	7	97
Bank overdrafts	41	29

Total short term borrowings	$607	$1,059

At December 31, 2009, the Company had several unsecured line of credit agreements with third parties totaling $541 that were denominated in various currencies.  The commitment fees related to unused borrowings under these facilities were less than $1 during 2009, 2008 and 2007.  The weighted average interest rates at December 31, 2009 and 2008 were 2.2% and 3.8%, respectively.  The amounts outstanding under these agreements at December 31, 2009 were due at various dates during 2010.

At December 31, 2009, the Company had a $2,000 commercial paper facility.  At December 31, 2009, the outstanding balance carried an average interest rate of 0.1% before fees.  Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances.  The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.  Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2009, 2008 and 2007 were less than $1 per year.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé.  These short term borrowings at December 31, 2009 were either due on demand or at various dates during 2010.  The weighted average interest rates at December 31, 2009 and 2008 were 10.7% and 2.4%, respectively.  The unused portion under the line of credit agreements was $213 at December 31, 2009.  In the event of a change of control, these agreements would no longer be available for additional borrowings, and any outstanding balances would become payable in accordance with the related terms.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $191 at December 31, 2009.  The weighted average interest rates on bank overdrafts at December 31, 2009 and 2008 were 4.5% and 8.1%, respectively.

(9)	Long Term Debt

	December 31,
	2009	2008

License obligations	$--	$5
Bank loan	56	56
Other	--	1

Total long term debt	56	62
Less current maturities of long term debt	--	1

Long term debt, net of current maturities	$56	$61

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011.  This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 0.3% at December 31, 2009.

The bank loan was guaranteed by Nestlé for a fee of less than $1 annually in 2009, 2008 and 2007.  The loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.

Interest costs of $1, $2 and $3 in 2009, 2008 and 2007, respectively, were capitalized as part of property, plant and equipment.

(10)	Income Taxes

The components of earnings before income taxes were:

	2009	2008	2007

Switzerland	$1,339	$1,446	$1,048
Outside Switzerland	974	637	881

Earnings before income taxes	$2,313	$2,083	$1,929

Income tax expense (benefit) consisted of the following:

	2009	2008	2007
Current:
Switzerland	$29	$6	$130
Outside Switzerland	226	176	239

Total current	255	182	369

Deferred:
Switzerland	(1)	(6)	--
Outside Switzerland	52	(140)	(26)

Total deferred	51	(146)	(26)

Total	$306	$36	$343

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271 for period items, including a reduction of $236 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $22, $61 and $111 for the years ended December 31, 2009, 2008 and 2007, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2009 and 2008, the Company realized certain Swiss tax benefits totaling approximately $145 and $130, respectively, for its commitment to relocate and significantly expand its global administration operations in Switzerland.  The initial term of these benefits is expected to continue from 2008 for a period of five years.  These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2009	2008	2007

Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	4.8	8.2	11.4
Current year research and experimentation credits	(0.9)	(1.1)	(1.2)
Other current year taxes	0.4	0.2	0.3
Current year nondeductible and excludable items	0.1	(0.4)	0.3
Effect of losses on investment in Summit
Autonomous, Inc.	--	(11.3)	--
Tax impact of prior year audit settlements, amended
returns and adjustments to estimates	1.1	(1.7)	(0.5)
Other	(0.1)	--	(0.3)

Effective tax rate	13.2%	1.7%	17.8%

At December 31, 2009, Alcon's subsidiaries had loss carryforwards that expire as follows:

2010	$--
2011	--
2012	--
2013	6
2014	--
2015-2026	10
Indefinite	--

Total loss carryforwards	$16

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008

Deferred income tax assets:
Trade receivables	$41	$38
Inventories	12	8
Intangible assets	25	20
Other assets	--	79
Accounts payable and other current liabilities	113	94
Other liabilities	237	227
Share-based payments	81	71
Loss carryforwards	3	18

Gross deferred income tax assets	512	555
Unused tax credits	19	18
Valuation allowance	(6)	(5)

Total deferred income tax assets	525	568

Deferred income tax liabilities:
Property, plant and equipment	34	32
Other	6	4

Total deferred income tax liabilities	40	36

Net deferred income tax assets	$485	$532

The valuation allowances for deferred tax assets as of January 1, 2009 and 2008 were $(5) and $(188), respectively.  The net changes in the total valuation allowance for each of the years ended December 31, 2009 and 2008 were an increase of $1 and a decrease of $183, respectively.  The valuation allowance at December 31, 2009 was primarily related to costs for which deductions did not appear to be more likely than not to be realized.  The valuation allowance at December 31, 2008 was primarily related to foreign receivables that did not appear to be more likely than not to be realized.  Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2009.  Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.  Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $91 have not been provided on approximately $1,821 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.  Taxes of approximately $14 have not been provided on temporary differences of approximately $175 for permanent investments in certain subsidiaries that will be taxable upon liquidation.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that was substantially completed in May 2009.  In June 2009, the IRS commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed substantially by the end of 2010.  In May 2009, the IRS and the Company entered the Compliance Assurance Process (″CAP″) program for 2009.  The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements and/or (ii) the further development of tax laws through judicial or administrative actions.  Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by over 60% as a result of actual payment of amounts included in the Tax Reserves and/or developments in various negotiations with tax authorities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, related to uncertain tax positions is as follows:

	2009	2008

Balance at January 1	$130	$325
Additions for tax positions related to prior years	40	5
Reductions for tax positions related to prior years	(16)	(204)
Additions for tax positions related to the current year	10	6
Settlements	(90)	--
Lapse of statutes of limitation	--	(2)

Balance at December 31	$74	$130

During the years ended December 31, 2009 and 2008, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $56 to $74 and decreased by $195 to $130, respectively.  The net decrease in unrecognized tax benefits in 2009 reflected the resolution of various audits, progress on ongoing audits, APA negotiations, the development of case law, the lapse of statutes of limitations and other minor items.  The net decrease in unrecognized tax benefits in 2008 reflected (i) the Company's Pre-Filing Agreement with the IRS related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., of $179 and (ii) net reductions of $16 related to progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items.  The amounts of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2009 and 2008 were $69 and $120, respectively.

The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2009 and 2008 were $9 and $18, respectively.  At December 31, 2009, the consolidated balance sheet included $19 in other current liabilities and $57 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  At December 31, 2008, the consolidated balance sheet included $1 in other current liabilities and $29 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.  The gross amounts of interest and penalties included in the consolidated statements of earnings for 2009 and 2008 were not significant.

(11)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating income is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market:  (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization
	2009	2008	2007	2009	2008	2007	2009	2008	2007

United States	$2,914	$2,807	$2,672	$1,664	$1,554	$1,487	$47	$46	$59
International	3,585	3,487	2,927	1,507	1,472	1,209	90	78	69

Segments total	6,499	6,294	5,599	3,171	3,026	2,696	137	124	128
Manufacturing operations	--	--	--	(64)	(61)	(50)	51	46	43
Research and development	--	--	--	(579)	(527)	(479)	18	16	15
In process research and
development	--	--	--	--	--	(9)	--	--	--
General corporate	--	--	--	(190)	(144)	(185)	12	10	24
Share-based compensation	--	--	--	(77)	(81)	(90)	--	--	--

Total	$6,499	$6,294	$5,599	$2,261	$2,213	$1,883	$218	$196	$210
Certain 2008 and 2007 expenses were reclassified to align with the 2009 reporting structure, the most significant of which was to move the operating expenses of the Swiss service center from the general corporate function to the International business segment.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $19 for the year ended December 31, 2009, which was included in general corporate expenses.

For the year ended December 31, 2007, losses related to the impairment discussed in note 6 increased general corporate expenses within operating income by $33 and increased depreciation and amortization by $19.

(12)	Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries.  Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer.  Sales to one customer of the United States business segment represented $661 of the Company's consolidated sales in 2008.  No single customer accounted for more than 10% of total sales in 2009 and 2007.

				Property, Plant and
	Sales			Equipment
	For the Years ended December 31,			At December 31,
	2009	2008	2007	2009	2008

United States	$2,914	$2,807	$2,672	$720	$684
Switzerland	46	44	36	19	18
Rest of world	3,539	3,443	2,891	565	436

Total	$6,499	$6,294	$5,599	$1,304	$1,138

Pharmaceutical	$2,677	$2,561	$2,313
Surgical	2,997	2,881	2,500
Consumer eye care	825	852	786

Total	$6,499	$6,294	$5,599

(13)	Share-Based Compensation Plans

Under the Amended 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards.  The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed 40 million Alcon common shares.  The number of shares that may be delivered pursuant to an exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time.  The grant prices for stock options or stock appreciation rights shall not be lower than the prevailing stock exchange price upon the grant of the award, unless specifically approved by the board.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  Grants prior to February 2006 also become exercisable upon early retirement at or after age 55.  If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant.  Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 for awards granted subsequent to January 2006 through December 2008, or age 62 for awards granted subsequent to January 2009, will forfeit some or all of such awards if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.  At December 31, 2009, the Company had reserved approximately 12.3 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan.  At December 31, 2009, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008 and 2007 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Change of Control Provisions

Upon a change of control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17), the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards.

Equity Awards

Net earnings for the years ended December 31, 2009, 2008 and 2007 reflected the impact of compensation cost for all share-based payments based on the estimated grant-date "fair value."

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007

Total share-based equity award costs applicable for period	$74	$83	$84
Costs relieved from (capitalized in) inventory	--	--	--

Costs recognized in operating income	74	83	84
Tax benefit recognized in net earnings	23	27	27

Reduction to net earnings	$51	$56	$57

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above.

As of December 31, 2009, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $72.  That cost is expected to be recognized over a weighted average period of 1.4 years.

Options and SSARs

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007

Expected volatility	31.5%	29.5%	31.0%
Risk-free interest rate	1.66%	2.67%	4.79%
Expected dividend yield	3.0%	1.5%	1.5%
Expected term	5 years	5 years	5 years

    The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company when compared to length of the term of the instruments, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 6.3% in 2009 (7.3% in 2008 and 6.0% in 2007) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2009 and the changes during the year then ended are presented below:

	Stock Options				SSARs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Exercise	Remaining			Exercise	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Intrinsic		per	Term	Intrinsic
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Outstanding at
beginning of period	6,330,583	$67			3,628,998	$133
Granted	230,639	87			1,929,513	87
Forfeited	(18,681)	118			(75,812)	125
Exercised	(905,696)	60			(119,821)	122
Expired	(3,703)	91			(17,858)	123
Outstanding at end
of period	5,633,142	68	4.6	$540	5,345,020	117	7.8	$255
Exercisable at end
of period	5,079,193	63	4.2	$514	1,105,364	123	6.1	$46

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2009, 2008 and 2007 were $19, $39 and $40 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2009, 2008 and 2007 were $69, $191 and $345, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2009, 2008 and 2007 were $19, $38 and $40 per SSAR.  The total intrinsic value of SSARs exercised during the year ended December 31, 2009 and 2007 were $4 and less than $0.1.  No SSARs were exercised during the year ended December 31, 2008.

The following tables summarize information about stock options and SSARs as of December 31, 2009:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$33	383,735	2.2	$33	March 21, 2005	383,735	$33
36	1,040,849	3.1	36	February 18, 2006	1,040,849	36
42-50	13,000	3.5	47	Various dates in 2006	13,000	47
63	1,557,404	4.1	63	February 11, 2007	1,557,404	63
67-80	58,000	4.7	77	Various dates in 2007	58,000	77
80	13,922	5.0	80	January 18, 2008	13,922	80
79	1,861,181	5.1	79	February 9, 2008	1,861,181	79
98-105	11,000	5.4	101	Various dates in 2008	11,000	101
128	5,000	5.7	128	September 26, 2008	5,000	128
123	146,771	6.1	123	February 8, 2009	134,558	123
131	184,060	7.1	131	February 12, 2010	354	131
148	134,833	8.1	148	February 11, 2011	190	148
145	125	8.3	145	April 3, 2011	--
87	213,364	9.1	87	February 17, 2012	--
90	9,898	9.3	90	April 3, 2012	--

Total	5,633,142				5,079,193

		SSARs Outstanding			SSARs Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Range of		Remaining	Exercise	Scheduled		Exercise
Exercise	Number	Contractual	Price per	Exercisable	Number	Price per
Prices	Outstanding	Term (Years)	Share	Date	Exercisable	Share

$123	1,080,130	6.1	$123	February 8, 2009	1,080,130	$123
100-101	12,850	6.4	100	Various dates in 2009	12,850	100
131	1,316,717	7.1	131	February 12, 2010	4,472	131
133-137	20,221	7.5	135	Various dates in 2010	--
148	982,226	8.1	148	February 11, 2011	2,330	148
145-168	22,766	8.3	148	Various dates in 2011	5,582	148
87	1,878,263	9.1	87	February 17, 2012	--
90-116	31,847	9.3	97	Various dates in 2012	--

Total	5,345,020				1,105,364

Restricted Shares and RSUs

Restricted shares and RSUs are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.  Forfeitures of restricted shares and RSUs were estimated to be 8.3% of the number granted, based on historical experience.  The status of the nonvested restricted shares and RSUs as of December 31, 2009 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs
		Weighted	Weighted			Weighted	Weighted
		Average	Average			Average	Average
		Grant-Date	Remaining			Grant-Date	Remaining
		Price	Contractual	Aggregate		Price	Contractual	Aggregate
		per	Term	Market		per	Term	Market
	Number	Share	(Years)	Value	Number	Share	(Years)	Value

Nonvested at beginning
of period	302,182	$127			325,949	$144
Granted	--	--			442,632	89
Vested	(171,704)	124			(52,201)	136
Forfeited	(5,420)	130			(22,598)	120

Nonvested at end
of period	125,058	131	0.1	$21	693,782	110	1.7	$114

The weighted average grant-date market values of restricted shares granted during the year ended December 31, 2007 was $131.  No such instruments were granted during 2009 and 2008.  The total market values of restricted shares that vested during the years ended December 31, 2009, 2008 and 2007 were $14, $4 and $1, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2009, 2008 and 2007 were $89, $147 and $131 per share, respectively.  The total market values of RSUs that vested during the years ended December 31, 2009, 2008 and 2007 were $6, less than $1 and less than $1, respectively.

Performance Share Units

In February 2009 and 2008, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grants of approximately 47,000 and 37,000 performance share units, respectively, to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if certain earnings per share targets are met.  The final awards may be adjusted by a total shareholder return multiplier.  If minimum earnings per share targets are not met, no Alcon shares are delivered under the awards.  These awards do not pay dividend equivalents during the performance period.  The 2009 and 2008 performance share units vest at the end of a three-year service period, with forfeitures if the recipient is not fully vested before age 62 or 60, respectively.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions.  The following weighted average assumptions were incorporated into the valuation model:

	2009	2008

Expected volatility	31.5%	29.5%
Risk-free interest rate	1.22%	2.10%
Expected dividend yield	3.0%	1.5%
Expected term	3 years	3 years

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed.  The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 1.5% in 2009 (2.3% in 2008) of the number granted, based on historical experience of other types of awards and the limited number of executives receiving them.  The status of the performance share unit awards as of December 31, 2009 and the changes during the year then ended are presented below:

	Performance Share Units
		Weighted	Weighted
		Average	Average
		Grant-Date	Remaining	Aggregate
		"Fair Value"	Contractual	Market
	Number	per Unit	Term (Years)	Value

Nonvested at beginning of period	35,802	$152
Granted	46,564	86
Vested	--	--
Forfeited	(1,211)	152

Nonvested at end of period	81,155	114	1.7	$13

The weighted average grant-date "fair values" of performance share units granted during the years ended December 31, 2009 and 2008 were $86 and $152 per instrument, respectively.  No performance share units vested during the years ended December 31, 2009 and 2008.  No such instruments were granted or vested prior to 2008.

Liability Awards

The Amended 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price.  Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.  In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

The Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants.  At December 31, 2009, all CSARs were fully vested and were measured at their intrinsic value.  The market price for Alcon common shares was $164 per share.  The risk-free interest rates used at December 31, 2008 were 0.11% to 3.05% and the market price for Alcon's common shares was $89 per share.  The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon's common shares was $143 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $2, $(2) and $5 for the years ended December 31, 2009, 2008 and 2007, respectively.  The weighted average grant-date "fair values" of CSARs granted during the year ended December 31, 2007 was $131.  No such instruments were granted in 2009 and 2008.  During the years ended December 31, 2009, 2008 and 2007, the total intrinsic values of CSARs paid were less than $1, $7 and $7, respectively.

The status of the CSARs as of December 31, 2009 and the changes during the year then ended are presented below:

	CSARs
		Weighted	Weighted
		Average	Average
		Exercise	Remaining
		Price	Contractual	Aggregate
		per	Term	Intrinsic
	Number	Share	(Years)	Value

Outstanding at beginning of period	34,756	$53
Granted	--	--
Forfeited	--	--
Exercised	(4,650)	36

Outstanding at end of period	30,106	55	3.9	$3

Exercisable at end of period	30,106	55	3.9	$3

At December 31, 2009 and 2008, the Company had 30,106 and 34,756 CSARs outstanding representing liabilities of $3 and $1, respectively.  The awards outstanding had expiration dates ranging from March 2012 through February 2015.

The Company expects to use liability awards minimally in the future.  As of December 31, 2009, there was no unrecognized compensation cost related to CSARs granted under the plan.

(14)	Deferred Compensation

The Alcon Executive Deferred Compensation Plan permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  During the years ended December 31, 2009, 2008 and 2007, certain executives elected to defer compensation totaling $1 annually.  At December 31, 2009 and 2008, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the plan of $13 at each date.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986.  During the years ended December 31, 2009, 2008 and 2007, deferrals under the plan were $3, $3 and $2 respectively.  At December 31, 2009 and 2008, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $13 and $9, respectively.

(15)	Related Party Transactions

At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon and Novartis AG owned 74,061,237 common shares of Alcon.

The Company's material transactions with related parties during 2009, 2008 and 2007 have been with Nestlé and its subsidiaries.  All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2009, 2008 and 2007, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2009	2008	2007

Interest expense	$3	$5	$4
Interest income	Less than $1	Less than $1	Less than $1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $3, $2 and $2 in 2009, 2008 and 2007, respectively.  Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities.  Nestlé charges the Company for its portion of the costs of these services based on arm's length prices.  Such charges were less than $3 in each of the three years ended December 31, 2009, 2008 and 2007.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise.  At December 31, 2009 and 2008, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company.  At December 31, 2009, the total maximum under these lines of credit was approximately $305.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan.  This agreement has a three-year term ending on December 31, 2011.  The Company received co-promotion fees totaling $3 in 2009.

(16)	Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan.  The Company's cost of defined contribution plans was $86, $78 and $76 in 2009, 2008 and 2007, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan.  The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2009 and 2008, and the majority of them in 2007, is December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2009 and 2008 were:

			Postretirement
	Pension Benefits		Benefits
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation at beginning of year	$458	$411	$269	$250
Service cost	23	24	13	13
Interest cost	29	24	16	15
Benefits paid by trust	(7)	(5)	(10)	(8)
Benefits paid by Company	(19)	(14)	--	--
Employee contributions	1	1	--	--
Foreign currency translation	3	4	--	--
Medicare subsidy	--	--	1	--
Conversion of multi-employer plan/acquisition	35	--	--	--
Impact of change in measurement date	--	1	--	--
Actuarial (gain)/loss	34	12	(13)	(1)

Benefit obligation at end of year	557	458	276	269

Change in Plan Assets
Fair value of plan assets at beginning of year	68	54	123	141
Actual return on plan assets	10	(3)	32	(37)
Employer contribution	17	13	32	27
Employee contributions	1	1	--	--
Conversion of multi-employer plan/acquisition	29	--	--	--
Foreign currency translation	1	8	--	--
Benefits paid	(7)	(5)	(10)	(8)

Fair value of plan assets at end of year	119	68	177	123

Funded Status at End of Year	$(438)	$(390)	$(99)	$(146)

Amounts Recognized in the Consolidated Balance Sheets
Accrued benefit costs in other current liabilities	$(15)	$(15)	$--	$--
Pension and postretirement obligation in other long term liabilities	(423)	(375)	(99)	(146)

Net amount recognized in the consolidated balance sheet	$(438)	$(390)	$(99)	$(146)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2009 consisted of:

	Pension Benefits	Postretirement Benefits

Prior service cost	$(3)	$--
Net losses (gains)	77	18

Total	$74	$18

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2010 were estimated to be:

	Pension	Postretirement
	Benefits	Benefits

Prior service cost	$(1)	$--
Net losses (gains)	6	2

Total	$5	$2

The accumulated benefit obligation for all defined benefit pension plans was $439 and $365 at December 31, 2009 and 2008, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008:

	Pension Benefits
	2009	2008

Projected benefit obligation	$438	$392
Accumulated benefit obligation	359	319
Fair value of plan assets	10	4

			Postretirement
	Pension Benefits		Benefits
Weighted Average Assumptions as of December 31,	2009	2008	2009	2008

Discount rate	5.4%	5.7%	6.0%	6.0%
Expected return on plan assets	4.2	3.3	7.5	7.5
Rate of compensation increase	4.9	5.1	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration.  This resulted in a weighted average discount rate of 5.4% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the measurement date, resulting in a discount rate of 6.0%.

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan.  The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

At December 31, 2009, the Company adopted the provisions of the Compensation-Defined Benefits-Disclosure Topic of the ASC, as adopted by the FASB, which enhances disclosure requirements for fair value measurements.  The required hierarchical levels were discussed in note 5.

Pension Plan Assets

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and investments for near-term benefit payments, with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the

Company's acceptable risk tolerance.  The majority of the Company's plans are unfunded, with the major funded plans designated for employees in Japan, Belgium and Spain.

The target allocations for plan assets at December 31, 2009 (on a weighted-average basis) were 14% equity securities, 15% debt securities, 38% guaranteed investment contracts and 33% other investments.  Equity securities primarily included investment in large capitalization companies and index funds located in the United States and Europe.  Debt securities were primarily government bonds in Europe, Japan and the United States.  The guaranteed investment contract was with an insurance company located in Japan used to fund benefits for employees in Japan.  Other investments consisted of investment funds mainly invested in a mix of debt and equity securities for employees in Belgium and the Netherlands.

Expected long-term rates-of-return on assets were based primarily on historical returns and asset-liability modeling studies and considered expected real returns, inflation fluctuations and volatility of each asset category.

At December 31, 2009 and 2008, the Company's asset allocations by asset category were as follows:

	2009	2008	*

Cash and cash equivalents	$8	$11
Equity securities	12	7
Debt securities	20	13
Guaranteed investment contracts	40	37
Other investments:
Investment funds	35	--
Other	4	--

Total	$119	$68

* Assets in 2008 do not include assets from Belgium, the Netherlands and ESBATech, a 2009 acquisition.  In 2008, the pension plans in Belgium and the Netherlands were considered to be multi-employer plans.

At December 31, 2009, financial assets for pension benefits measured at fair value on a recurring basis were categorized in the table below based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$8	$--	$--	$8
Equity securities (a)	--	12	--	12
Debt securities (b)	--	20	--	20
Guaranteed investment contracts (c)	--	40	--	40
Other investments (d):
Investment funds	--	35	--	35
Other	--	4	--	4

Total	$8	$111	$--	$119

(a)	This category consists mainly of large capitalization companies and index funds in the United States and Europe.
(b)	This category consists mainly of government debt securities in Europe, the United States and Japan.
(c)
This category is primarily guaranteed investment contracts in Japan administered through insurance companies with guaranteed returns of 0.75%.  The life insurance companies pool pension plan assets together from all the participating companies and generally invest in a relatively conservative asset mix of corporate and government bonds, mostly Japanese, with a minor portion in both domestic and foreign equity, loans and other investments.
(d)
This category includes assets held in a variety of funds primarily managed by Nestlé Capital Management (a Nestlé affiliate) and State Street Global Advisors for the benefit of employees in Belgium and the Netherlands.  Equity funds consist of Robusta European, Common Contractual and Emerging Market funds (operated by Nestlé's investment management company) and State Street Global Advisors Asia Pacific and World Index funds.  Fixed income funds consist of Euro government bonds, Robusta Inflation Linked and Global Credit Bonds (operated by Nestlé's investment management company).  A minor portion of the funds are invested in real estate, commodities and absolute return hedge funds.

In 2005, the Company transferred $200 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At December 31, 2009, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $44 and short term investments of $245) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17).  Management estimates that a significant contribution to the trust would be required.

The Company does not anticipate that any assets from defined benefit plans would be returned to the Company during the year ending December 31, 2010.

Postretirement Benefits Assets

The Company's overall investment strategy for these fund assets is to invest in long-term growth assets (excluding necessary cash for near-term benefit payments) with a wide diversification of asset types, fund strategies, and fund managers.  The strategies use a variety of asset classes to provide return opportunities that are consistent with the Company's acceptable risk tolerances.  The post retirement plan is a U.S. plan having assets funded to a Voluntary Employee Benefit Association ("VEBA") trust and to a 401(h) account under the Alcon Retirement Plan.  The target allocations for plan assets at December 31, 2009 were 6% cash and cash equivalents, 61% global equity securities, 25% corporate bonds, and 8% other investments.  Equity securities primarily included investment in large cap companies located around the world.  Corporate bonds were primarily investment-grade bonds of companies in diversified industries primarily located in the United States.  Other investments consisted of real estate investments, hedge funds and commodities.  Expected long-term rates-of-return on assets were primarily based on historical returns.

At December 31, 2009 and 2008, the Company's asset allocations by asset category were as follows:

	2009	2008

Cash and cash equivalents	$27	$17
Equity securities (funds and direct holdings):
Equity securities - U.S. large cap	28	21
Equity securities - large cap located outside United States (a)	26	20
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (b)	29	27
Other investments:
Alcon Active Balanced Fund (c)	67	38

Total	$177	$123

(a)    International holdings were largely located in developed countries within Europe and the Far East and Australia.
(b)    Debt securities were largely located in the United States, benchmarked to the Barclay's Aggregate Index.
(c)	The 401(h) account is invested in a balanced fund offered within the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc.

At December 31, 2009, financial assets measured at fair value on a recurring basis were categorized in the table below for postretirement benefits based upon the lowest level of input that is significant to the fair value measurement as follows:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$27	$--	$--	$27
Equity securities:
Equity securities – U.S. large cap (a)	--	28	--	28
Equity securities – large cap located outside United States (b)	--	26	--	26
Debt securities:
Debt securities – U.S. Treasuries, Agencies & investment grade corporate (c)	--	29	--	29
Other investments:
Alcon Active Balanced Fund (d)	--	67	--	67

Total	$27	$150	$--	$177

(a)	This category consists of assets in a U.S. equity index fund through trust-owned life insurance.
(b)	This category consists of assets in an international equity index fund through trust-owned life insurance.
(c)	This category consists of assets in a U.S. Aggregate Board bond market index fund through trust-owned life insurance.
(d)	This category consists of one investment in the Alcon Active Balanced fund. This fund has a globally balanced mandate to include global equities (primarily developed countries), investment grade U.S. corporate and agency debt, real assets, convertibles and absolute return funds. The fund is highly liquid with the vast majority of assets classified as either Level 1 or Level 2 within the FASB fair value hierarchy

The Company does not anticipate that any assets from the postretirement benefits plan would be returned to the Company during the year ending December 31, 2010.

Contributions

The Company expects to contribute in 2010 approximately $32 to its pension plans and approximately $25 to its postretirement benefit plan.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits
		Gross Payments	Subsidy Receipts

2010	$15	$10	$(1)
2011	24	12	(1)
2012	25	13	(1)
2013	25	14	(1)
2014	26	16	(2)
2015 - 2019	162	106	(13)

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Benefit Cost

Service cost	$23	$24	$20	$13	$13	$12
Interest cost	29	24	21	16	15	13
Expected return on assets	(4)	(2)	(1)	(10)	(11)	(10)
Prior service cost	(1)	(1)	(1)	1	1	1
Loss (gain) on settlement/curtailment	--	--	--	--	--	--
Net losses	7	7	6	4	1	1

Net periodic benefit cost	54	52	45	24	19	17

Other Changes in Plan Assets and Benefit
Obligations Recognized in Other
Comprehensive Income

Current year net loss (gain)	33	16	18	(35)	47	2
Amortization of net (gain)	(7)	(6)	(6)	(4)	(1)	(1)
Amortization of prior service cost	1	1	1	(1)	(1)	--
Foreign currency translation	2	(2)	--	--	--	--
Net charge to other comprehensive
income	29	9	13	(40)	45	1

Total recognized in net periodic pension
cost and other comprehensive income	$83	$61	$58	$(16)	$64	$18

Effective January 1, 2008, the Company adopted a provision to measure the funded status of a plan as of the date of its year-end balance sheet.  The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $1, net of taxes) to retained earnings as of January 1, 2008.

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 17), special termination benefits and curtailment charges would be recognized immediately and payments of related pension benefits would be accelerated.  Management estimates that such charges would impact significantly the Company's results of operations in the period in which a change of control occurs.

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 8.7% at December 31, 2009, declining to 5% in 2014 and after.  The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$6	$(5)

Effect on the postretirement benefit obligation	46	(37)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Company contributions to these plans during 2009, 2008 and 2007 were $9, $10 and $8, respectively.  Due to the recent financial market decline, future contributions may not reflect past trends.  During 2009, the Company obtained a separate valuation for its Belgium and Netherlands subsidiaries' defined benefit pension plans and converted from multi-employer plans to single-employer plans.  The Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan in 2007 and converted from a multi-employer plan to a single-employer plan.

(17)	Shareholders' Equity

Share Cancellation

On May 5, 2009, Alcon's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which the Company purchased during 2006.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2007.

Proposed Change of Control

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, the Company will no longer benefit from certain synergies as a result of Nestlé's ownership.  Alcon has taken advantage of the synergies in several functional areas.  Management does not anticipate a significant financial impact to Alcon due to the loss of these synergies because the Company is currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  Upon Novartis becoming a majority shareholder of Alcon, management believes that the Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100 of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.  The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  In September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement.  Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

(18)	Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 17).  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven of the cases were filed in the Southern District of New York, all of which have been consolidated into one class action case.  One case, which does not name Alcon, Inc. and its board of directors as parties, has been filed in the Eastern District of New York.  Two cases are pending in District Court, Tarrant County, Texas; one case is pending in the U.S. District Court for the Northern District of Texas, Fort Worth Division; and two cases have been filed in the County Court at Law, Dallas County, Texas.

We are currently unable to express an opinion on the outcome of these class action cases due to their infancy.

Other Contingencies

Alcon, either alone or jointly with its commercial partners, has filed thirteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon's favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon's recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential. Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below. Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

        Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon's TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon's TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.
The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009, to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October 2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.   Alcon also has additional pending

patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.   Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis), had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

        The thirteenth ANDA patent was filed after Alcon received notice that Wockhardt Limited (headquartered in India) has filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.   Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that could potentially accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Patanol® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

By letter dated February 24, 2010, Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa will have fifty days from the date of the notice letter to file suit and secure a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 12, 2009, Synergetics filed a Motion for Summary Judgment relative to the Company's counterclaims.  On February 23, 2009, the court granted the Company's Motions to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company then filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion was granted in-part and denied in-part on June 4, 2009.  On July 9, 2009, the court granted Synergetics's Motion for Summary Judgment on the Company's counterclaims.  The Company believes that it has strong defenses to Synergetics's claims, but both parties have requested a stay of the litigation to allow settlement discussions to proceed.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."  The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the district court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.  Synergetics requested that the U.S. Patent and Trademark Office reexamine both patents-in-suit and filed a motion to stay the litigation pending a decision by the Patent Office.  On September 18, 2009, the court granted the motion to stay the litigation.  Alcon filed a motion for reconsideration but this motion was denied on November 23, 2009.  In view of ongoing settlement discussions, mentioned above, no appeal has been filed.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the

Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages.  In December 2008, the captive insurance subsidiary settled its claim against the third parties involved.  Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15 ($3 in cost of goods sold and $12 in selling, general and administration expenses).

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 15, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Commitments

The Company leases certain facilities and equipment under operating leases.  The total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease.  Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset.  Lease expense incurred was $66, $77 and $60 during 2009, 2008 and 2007, respectively.  Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount

2010	$61
2011	51
2012	35
2013	22
2014	18
Thereafter	52

Total minimum lease payments	$239

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2025.  All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition.  The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2009 were as follows:

Year	Amount

2010	$26
2011	16
2012	12
2013	10
2014	1
Thereafter	3

Total	$68

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2009, 2008 and 2007 were $63, $97 and $66, respectively.  In addition, at December 31, 2009, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

At December 31, 2009, the Company had guaranteed $12 of debt for certain customers.  At December 31, 2009, the Company had outstanding letters of credit of $30.  The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.  Additionally, the Company guaranteed $33 to a third party reinsurer for the Company's captive insurance subsidiaries.

(19)	Acquisitions

ESBATech AG

Acquisition in 2009

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

The ESBATech acquisition was recorded in accordance with the Business Combinations topic of the ASC.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares	$150
Estimated fair values of future contingent payments	71

Total purchase price	$221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments.  Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.  The Company is continuing to obtain information and evaluate these fair value estimates.  The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair values of these payments were estimated to be $71 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech.  This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 6.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair values of these contingent payments will be reviewed on a periodic basis.  Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business.  The Company believes that ESBATech's use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$1
Property, plant and equipment	2
Identifiable intangible assets	77
In process research and development	104
Goodwill	40
Long term deferred income tax assets	40
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(40)
Other long term liabilities	(1)

Net assets acquired	$221

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals.  The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquire in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals.  These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies.  Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals.  No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all.  For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that these factors support the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues, as shown in note 7, "Intangible Assets and Goodwill."  The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

WaveLight AG

Initial Acquisition in 2007

On November 9, 2007, the Company acquired 77.4% of the common shares of WaveLight AG ("WaveLight").  WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the ALLEGRETTO™ laser system for refractive eye surgery.  This acquisition combined WaveLight technological expertise and the ALLEGRETTO™ laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values.  Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Although the closing of the WaveLight acquisition was completed on November 9, 2007, the acquisition date was effective as of November 1, 2007 for purposes of recording the transaction and reporting WaveLight's results of operations in the Company's consolidated financial statements.  The WaveLight purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The Company engaged an independent third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets.  Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired, less liabilities assumed, was allocated to goodwill.  The Company believes that the acquisition of WaveLight will produce increased market presence and opportunities, enhanced product mix and improved technology.  The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

The Company believes that these primary factors support the amount of goodwill recognized as a result of the purchase price paid for WaveLight, in relation to other acquired tangible and intangible assets, including in process research and development.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.  The following table summarizes the estimated fair values of net assets acquired:

Current assets	$57
Property, plant and equipment	6
Identifiable intangible assets	45
In process research and development	9
Goodwill	69
Long term deferred income tax assets	17
Other assets	11
Accounts payable and accrued liabilities	(36)
Short term borrowings	(43)
Long term deferred income tax liabilities	(13)
Other long term liabilities	(6)
Minority interest	(3)

Total purchase price	$113

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9 for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

The estimated fair value of the in process research and development assets was determined based on an income approach using a discounted cash flow model for the acquired technologies.  Estimated revenues took into account the stage of completion and the risks surrounding successful development and commercialization.  The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products.  The amounts will be amortized over periods from 5 to 10 years, with a weighted average of life of 6 years.

Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company's refractive product line.

Adjustments to 2007 Transaction

During the first quarter of 2008, Alcon recorded additional transaction costs in the amount of $2 related to the 2007 acquisition of WaveLight. This amount was recorded as additional goodwill.  In addition, during the third quarter of 2008, Alcon increased its valuation adjustment for the deferred tax assets acquired in 2007 with a resulting increase of $3 to goodwill.

The following table summarizes the impact of the adjustments to the 2007 transaction:

Goodwill	$5
Long term deferred income tax assets	(3)

Total purchase price	$2

2008 Acquisition of Additional WaveLight Shares

During the fourth quarter of 2008, Alcon acquired additional shares of WaveLight.  For the additional shares acquired in 2008, the fair values at the initial acquisition date were used to allocate the additional amount of intangible assets acquired.  The following table summarizes the estimated fair values of net assets acquired:

Identifiable intangible assets	$6
Goodwill	17
Long term deferred income tax liabilities	(2)

Total purchase price	$21

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products.  The amounts will be amortized over periods from 4 to 6 years.

2009 Acquisition of Remaining WaveLight Shares

On March 4, 2009, a Domination Agreement was registered and became effective.  The Domination Agreement allowed Alcon to instruct WaveLight with regard to operational and financial matters, as well as the efficient integration of both companies.  In October 2009, the German requirements were met to complete the acquisition of the outstanding minority shares of WaveLight AG and the listing of such shares was terminated.  As a result, WaveLight AG became wholly owned by the Company.  Seventy-nine shareholders have filed applications for appraisal proceedings against the Company relative to the cash compensation offered in the Domination Agreement.  A defense writ was filed on November 13, 2009.

(20)	Subsequent Events

Share-Based Payment Awards

On February 10, 2010, pursuant to the Amended 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 17, 2010 of approximately 543,000 RSUs to certain employees.  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at termination of employment or at retirement before age 62.

(21)	Unaudited Quarterly Information

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,

2009
Sales	$1,493	$1,677	$1,614	$1,715
Operating income	514	632	578	537
Net earnings	452	582	515	458

Basic earnings per common share	$1.51	$1.95	$1.72	$1.53
Diluted earnings per common share	$1.51	$1.94	$1.71	$1.51

2008
Sales	$1,536	$1,736	$1,524	$1,498
Operating income	500	646	494	573
Net earnings	429	567	627	424

Basic earnings per common share	$1.44	$1.90	$2.10	$1.42
Diluted earnings per common share	$1.43	$1.88	$2.07	$1.41

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

Operating income and net earnings in 2009 included costs related to a staffing reduction of approximately 260 employee positions of $18 in the three months ended March 31, 2009 and of $1 in the three months ended September 30, 2009.

Net earnings in the three months ended December 31, 2009 included $30 in additional tax reserves from new information related to prior years' provisions.

Operating income and net earnings after September 15, 2009 reflect the operations of ESBATech subsequent to its acquisition effective September 15, 2009, as discussed in note 19.

Net earnings in the three months ended September 30, 2008 included income tax benefits of $236 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc.

ALCON, INC. AND SUBSIDIARIES

Report of the Statutory Auditor on the Consolidated Financial Statements to the General Meeting of Shareholders of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the accompanying consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders’ equity and comprehensive income, consolidated statements of cash flows and notes) of Alcon, Inc. and subsidiaries for the year ended December 31, 2009, as included in the Alcon, Inc. 2009 Financial Report on pages 8 to 68 and the Swiss disclosure requirements on pages 71 to 73.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the consolidated financial statements in accordance with the requirements of Swiss law and the consolidation and valuation principles as set out in the notes. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended December 31, 2009 comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG AG

/s/ Thomas Affolter                                                        /s/ Danilo Faustinoni
Thomas Affolter                                                           Danilo Faustinoni
Licensed Audit Expert                                                       Licensed Audit Expert
Auditor in Charge

Zug, March 15, 2010

Alcon, Inc. and Subsidiaries

Swiss Disclosure Requirements
(in millions of US dollars)

The consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders’ equity and comprehensive income, consolidated statements of cash flows and notes) of Alcon, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2009 are included in the Alcon, Inc. 2009 Financial Report on pages 8 to 68. Swiss law requires additional reporting disclosures which are included in the notes below.

(1)	Significant shareholders
Nestlé S.A. holds 52.10% of the issued and outstanding common shares of Alcon, Inc and Novartis AG holds 24.72% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.
Other than Nestlé S.A. and Novartis AG, Alcon Inc., is not aware of any other shareholder beneficially owning 5% or more of Alcon's outstanding common shares at December 31, 2009.

(2)	Investment in subsidiaries
The following is a list of Alcon, Inc.’s and subsidiaries’ major investments as of December 31, 2009.  The consolidated ownership of each of these investments as of December 31, 2009 is 100%.
			Issued
Name	Domicile	Activity	share capital
Alcon Refractive Horizons, Inc.	Wilmington DE, USA	Holding	$0.1
Alcon Holdings Inc.	Wilmington DE, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Wilmington DE, USA	Distributor	Shares with no nominal value
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor	*
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Fribourg, Switzerland	Distributor	0.2
Alcon Japan Ltd.	Tokyo, Japan	Distributor	Shares with no nominal value
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor	Shares with no nominal value
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Korea Ltd.	Seoul, Korea	Distributor	28.4

Alcon, Inc. and Subsidiaries

Swiss Disclosure Requirements (continued)
(in millions of US dollars)

(2) Investment in subsidiaries (continued)
			Issued
Name	Domicile	Activity	share capital
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	$19.3
Alcon Laboratories, Inc.	Wilmington DE, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	2.0
Alcon Laboratories (India) Private Limited	Bangalore, India	Distributor	22.9
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.7
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Research, Ltd.	Fort Worth TX, USA	Research & Development	*
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.4

*	Partnerships with no share capital

(3)	Fixed assets
The fire insurance value for fixed assets amounts to $2,727.0 and $2,468.1 at December 31, 2009 and 2008, respectively.

(4)	Expense by nature
The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2009	2008

Depreciation of property, plant and equipment	$193.6	$167.8
Salaries and welfare expenses	1,759.1	1,669.2
Direct material cost	580.8	500.9

Alcon, Inc. and Subsidiaries

Swiss Disclosure Requirements (continued)
(in millions of US dollars)

(5)	Directors and Senior Management Compensation
Further information as required by Swiss law relating to remuneration and ownership of shares and options of the members of the board of directors and the senior management team can be found in note 7 of the parent company accounts.

(6)	Risk Assessment Disclosures
Alcon, Inc. and subsidiaries (“Group”) maintain a global Enterprise Risk Management (“ERM”) process.  The ERM process is applied in strategy setting across the Alcon Group and designed to identify potential events that may affect entities and manage risks within Group tolerances.  Regular reporting is provided to the Board of Directors and Audit Committee.  Organizationally, the ERM process is coordinated by the Corporate Strategy and Business Development Department and is applicable to all Group facilities and Group operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology.  Specific risk factors for the Group are discussed in Item 3.D of the annual report on Form 20-F.

Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholders of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the accompanying financial statements of Alcon, Inc., which comprise the balance sheet, statement of earnings and retained earnings and notes for the year ended December 31, 2009.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2009 comply with Swiss law and the company’s articles of incorporation.

Alcon, Inc., Hünenberg

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed appropriation of retained earnings complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

/s/ Thomas Affolter                                                               /s/ Danilo Faustinoni
Thomas Affolter                                                           Danilo Faustinoni
Licensed Audit Expert                                                       Licensed Audit Expert
Auditor in Charge

Zug, March 15, 2010

Alcon, Inc., Hünenberg

Balance Sheet as of December 31,	Note	2009	2008

(in thousands)		CHF	CHF

Assets

Current assets

Cash and banks		1,392,192	1,582,180
Accounts receivable
due from affiliated companies		7,180	15,333
Treasury shares		6,687	101,805
Prepayments and other current assets		697	3,210

Total current assets		1,406,756	1,702,528

Non-current assets

Loans due from affiliated companies	3	550,488	112,122
Investments in subsidiaries		2,348,639	2,273,123

Total non-current assets		2,899,127	2,385,245

Total assets		4,305,883	4,087,773

Alcon, Inc., Hünenberg

Balance Sheet as of December 31,	Note	2009	2008

(in thousands)		CHF	CHF

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable
due to third parties		174	8
due to affiliated companies		9,943	13,208
due to shareholders		644	6,695
Accrued income taxes		263,716	161,225
Other accrued liabilities		3,385	7,385
Provision for unrealized exchange gain		65,223	-

Total current liabilities		343,085	188,521

Non-current liabilities

Other long-term liabilities		9,550	91,188

Total non-current liabilities		9,550	91,188

Shareholders’ equity	4

Share capital		60,803	60,944
Legal reserve		628,533	560,525
Reserve for own shares		516,064	715,633
Retained earnings		2,747,848	2,470,962

Total shareholders’ equity		3,953,248	3,808,064

Total liabilities and shareholders’ equity		4,305,883	4,087,773

Alcon, Inc., Hünenberg

Statement of Earnings and Retained Earnings
for the year ended December 31,	Note	2009	2008

(in thousands)		CHF	CHF

Income

Dividend income		1,622,476	92,855
Royalty income		26,232	22,358
Other investment (expense) / income		(18,669)	16,234
Interest income		17,361	59,423
Other income		-	22

Total income		1,647,400	190,892

Expenses

Royalty expense		94,144	8,679
Research and development expense		-	(21,885)
Outside services and fees		2,820	4,708
Personnel related expense		1,774	1,324
Administration and other operating expense		32,440	31,331
Interest and other financial expense		2,155	1,827
Withholding and miscellaneous taxes		1,710	3,945
Foreign exchange losses, net		1,686	151,732
Change in valuation of treasury shares		(3,520)	48,701

Total expenses		133,209	230,362

Earnings / (Losses) before income taxes		1,514,191	(39,470)

Income tax expense		104,478	3,799

Net earnings / (losses)		1,409,713	(43,269)

Retained earnings at beginning of the year		2,470,962	3,415,544
Dividend distribution	4	(1,179,605)	(784,966)
Transfer to reserve for own shares	4	(2,152)	(143,703)
Capital reduction	4	48,930	27,356

Retained earnings at end of the year		2,747,848	2,470,962

Alcon, Inc., Hünenberg

Notes to the Financial Statements

1.	General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding of investments.

Of the outstanding common shares of Alcon, Inc. at December 31, 2009, Nestlé S.A. ("Nestlé") holds 52.1% and Novartis AG ("Novartis") holds 24.7%. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Nestlé S.A. and Novartis AG, Alcon Inc., is not aware of any other shareholder beneficially owning 5% or more of Alcon's outstanding common shares at December 31, 2009.

2.	Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

2.1	Foreign Currency Translation

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments and dividend income	- at historical rates
Other assets and liabilities	- at year-end rates
Treasury shares and equity	- at historical rates
Income and expenses	- at average rates

Profits and losses on exchange are taken into account in arriving at the net earnings, with the exception of unrealized gains, which are deferred.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

2.	Significant Accounting Policies (continued)

2.2	Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

2.3	Treasury Shares

Treasury shares are carried at the lower of historical cost or market.

2.4	Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2009.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

3.	Investments in Subsidiaries

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued share capital		Ownership

S.A. Alcon-Couvreur N.V.	Puurs Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%

Alcon Cusí S.A.	El Masnou (Barcelona) Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%

Laboratoires Alcon S.A.	Rueil- Malmaison France	Manufacturer and Distributor	EUR	12,579,102	100.00%

Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	GBP	3,100,000	100.00%

Alcon Pharmaceuticals Ltd	Fribourg Switzerland	Distributor	CHF	200,000	100.00%

Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY	(Shares with no nominal value)	100.00%

Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest Australia	Distributor	AUD	2,550,000	100.00%

Alcon Canada Inc.	Mississauga Canada	Distributor	CAD	(Shares with no nominal value)	100.00%

Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%

Alcon Laboratorios do Brasil Ltda.	Sao Paulo Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%

Alcon Laboratorios, S.A. de C.V.	Mexico City Mexico	Manufacturer and Distributor	MXN	5,915,300	100.00%

Alcon, Inc., Hünenberg

Notes to the Financial Statements

3.         Investments in Subsidiaries (continued)

Name	Domicile	Activity	Issued share capital		Ownership

Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%

Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%

Alcon (China) Ophthalmic Product Co., Ltd.	Beijing China	Manufacturer and Distributor	USD	2,164,635	100.00%

Alcon Laboratories Ireland Limited	Cork Ireland	Manufacturer	EUR	541,251	100.00%

N.V. Alcon Coordination Center	Puurs Belgium	Finance	EUR	415,000,000	86.16%

Alcon Italia S.p.A.	Milan Italy	Distributor	EUR	1,300,000	99.00%

Alcon Laboratuvarlari Ticaret A.S.	Istanbul Turkey	Distributor	TRY	25,169,000	100.00%

Alcon Pharma GmbH	Freiburg Germany	Distributor	EUR	511,292	100.00%

Alcon Holdings Inc.	Wilmington USA	U.S. Sub-Holding	USD	10	100.00%

Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	USD	12,000	100.00%

Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	370,000	100.00%

Alcon Laboratories (India) Private Limited	Bangalore India	Distributor	INR	1,129,953,000	100.00%

Alcon Korea Ltd.	Seoul Korea	Distributor	KRW	33,800,000,000	100.00%

Alcon, Inc., Hünenberg

Notes to the Financial Statements

4.	Shareholders’ Equity

As of December 31, 2009 the Company’s share capital comprises 304,016,290 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2008: 304,722,706 shares).

Equity Reconciliation

in CHF '000	Number of Shares	Share Capital	Legal Reserve	Reserve for Treasury Shares	Retained Earnings	Total
Balance, December 31, 2007	311,735,728	62,347	427,763	1,927,139	3,415,544	5,832,793
Dividend payment	-	-	-	-	-784,966	-784,966
Cancellation of shares	-7,657,400	-1,532	-25,824	-1,220,202	27,356	-1,220,202
Exercise of stock options	644,378	129	23,579	-	-	23,708
Changes in reserves for treasury shares	-	-	135,007	8,696	-143,703	-
Net result	-	-	-	-	-43,269	-43,269
Balance, December 31, 2008	304,722,706	60,944	560,525	715,633	2,470,962	3,808,064
Dividend payment	-	-	-	-	-1,179,605	-1,179,605
Cancellation of shares	-1,043,400	-208	-3,541	-141,994	48,930	-96,813
Exercise of stock options	336,984	67	11,822	-	-	11,889
Changes in reserves for treasury shares	-	-	59,727	-57,575	-2,152	-
Net result	-	-	-	-	1,409,713	1,409,713
Balance, December 31, 2009	304,016,290	60,803	628,533	516,064	2,747,848	3,953,248

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for share-based awards to employees or directors of the Company and Group companies under the Amended 2002 Alcon Incentive Plan.

During the year 2009, 336,984 (2008: 644,378) new shares were issued based on exercises of stock options by employees and directors. As of December 31, 2009 the Conditional Share Capital amounts to 16,237,910 (2008: 16,574,894) registered shares at CHF 0.20 each, representing a total of CHF 3,247,582.00 (2008: CHF 3,314,978.80).

Alcon, Inc., Hünenberg

Notes to the Financial Statements

4.	Shareholders’ Equity (continued)

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

As a result of 336,984 (2008: 644,378) new shares issued during 2009, the legal reserve increased by CHF 11,822,042 (2008: CHF 23,579,424).

Reserve for Own Shares

During the year a total of 81,458 (2008: 1,063,537) shares, including 1,216 (2008: 1,176) shares for a deferred compensation plan, were acquired by Alcon, Inc. and subsidiaries at a cost of CHF 8,995,077 (2008: CHF 145,248,766). 675,557 (2008: 1,420,196) shares, whereof 29,919 (2008: 15,390) related to a deferred compensation plan, were disposed and the reserve was reduced by CHF 66,569,715 (2008: 136,743,459) representing the historical average cost price of these shares. Additionally, 1,043,400 (2008: 7,657,400) shares under the share repurchase program were cancelled and the reserve was adjusted at the share's purchase price of CHF 141,994,080 (2008: 1,220,202,516).

No (2008: 1,043,400) shares under the share repurchase program have been acquired in 2009.

The total of 4,583,737 (2008: 6,221,236) own shares, including 118,180 (2008: 146,883) shares for a deferred compensation plan, held on December 31, 2009, represents 1.5% (2008: 2.0%) of Alcon, Inc.’s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2009 the shareholding of a Group company was 4,446,616 (2008: 5,006,164) shares at an acquisition cost of CHF 509,376,621 (2008: CHF 565,126,512).

Alcon, Inc., Hünenberg

Notes to the Financial Statements

4.	Shareholders’ Equity (continued)

Share Repurchase Program

(a)	Shares Cancellation

In 2009, no shares were repurchased for cancellation as the share repurchase program was stopped.

On May 5, 2009, the Company's shareholders approved the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2009.

(b)	Share Repurchase Agreement Terminated

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to USD 1,100 million of Alcon common shares.  Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of USD 20 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares.  In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. In September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement. Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

Proposed Change of Control

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, the Company will no longer benefit from certain synergies as a result of Nestlé's ownership.  Alcon has taken advantage of the synergies in several functional areas.  Management does not anticipate a significant financial impact to Alcon due to the loss of these synergies because the Company is currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  Upon Novartis becoming a majority shareholder of Alcon, management believes that the Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends: however, management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

    Shareholder Agreement

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of this sale, with one of the additional members designated by Nestlé and one designated by Novartis. Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland.  James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

5.	Commitments and Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 39.9 million (2008: approximately CHF 5.9 million).

Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

6.	Risk Assessment

Alcon, Inc. is the parent company of the Alcon Group and is integrated in the group-wide Enterprise Risk Management (“ERM”) process. The ERM process is applied in strategy setting across the Alcon Group and designed to identify potential events that may affect entities and manage risks within Group tolerances. Regular reporting is provided to the Board of Directors and Audit Committee. Organizationally, the ERM process is coordinated by the Corporate Strategy and Business Development Department and is applicable to all Group's facilities and operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology.

A risk analysis was performed for the Company’s key financial processes for which internal controls over financial reporting were documented and evaluated for existence. This risk analysis will be assessed at least annually.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations

A)  DIRECTORS AND SENIOR MANAGEMENT

Directors

Below is information with respect to our current directors as of December 31, 2009. Unless otherwise indicated, the business address of all of our directors is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Title and Function
Cary R. Rayment	Non-Executive Chairman and Director
Kevin Buehler	President, Chief Executive Officer and Director
Dr. Werner J. Bauer	Director
Paul Bulcke	Director
Francisco Castañer	Vice Chairman and Director
Lodewijk J.R. de Vink	Director
Dr. Joan W. Miller	Director
Thomas G. Plaskett	Director, Audit Committee Chairman
James Singh	Director
Dr. Daniel L. Vasella	Director
Hermann A. Wirz	Director

Gerhard N. Mayr did not stand for reelection to our board of directors at the annual general meeting held on May 5, 2009.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Alcon entered into a service agreement with Mr. Rayment commencing April 1, 2009 under which he continues to serve as a director and the non-executive chairman of the board.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  At the annual general meeting held on May 5, 2009, the shareholders elected Mr. Buehler as a board member.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Senior Management

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon, Inc. and Alcon Laboratories, Inc. provide global management services with respect to the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. as of December 31, 2009. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Title and Function
Kevin J. Buehler	Chairman, President and Chief Executive Officer
Richard J. Croarkin	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
William K. Barton	Senior Vice President, International Markets
Dr. Sabri Markabi	Senior Vice President, Research & Development and Chief Medical Officer
Merrick McCracken	Senior Vice President, Human Resources
Ed McGough	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary

On January 8, 2009, Cary Rayment announced his retirement as Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective March 31, 2009.  On the same day, Kevin Buehler was named Chairman, President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

William K. Barton.  Mr. Barton was named Senior Vice President, International Markets of Alcon Laboratories, Inc., effective April 1, 2009.  In this role, Mr. Barton is responsible for the management of International Markets and the Global Marketing Committee.

Merrick McCracken. Mr. McCracken joined Alcon Laboratories, Inc. as Senior Vice President, Human Resources on January 18, 2010.  Mr. McCracken will lead Alcon’s global Human Resources organization and will be responsible for the development and implementation of human resources (″HR″) strategies, processes and solutions in support of the Alcon business.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

   B)  COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors.  In 2009, all members of our board of directors, except for our President and Chief Executive Officer, received an annual cash retainer of $85,000 with an additional $15,000 for the audit committee chairperson and an additional $10,000 for each chairperson of the compensation, nominating/corporate governance and independent director committees.  We refer to a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon as a non-employee director.  In accordance with the service contract discussed below, Mr. Rayment also received additional cash compensation of $217,500 for serving as non-executive chairman of our board.

In 2009, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying $125,000 by 50% for SSARs and by 50% for restricted share units.  The 50% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant.  The 50% portion for restricted share units was determined using the discounted value of one common share on the date of grant.  Each of the non-employee directors was awarded 3,150 SSARs and 700 restricted share units in 2009.  In 2010, we expect to award our non-employee directors 100% restricted share units. In the fiscal years ended December 31, 2009 and 2008, our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above and, with respect to Mr. Rayment and Mr. Buehler, as noted below.

We have service contracts with two of our directors.  Alcon entered into a service agreement with Cary Rayment commencing April 1, 2009 under which he continues to serve as a director and the non-executive chairman of the board after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009.  Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc.  In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2009, the executive officers received a combination of SSARs, restricted share units and performance share units from Alcon, Inc. as indicated in this Compensation section.  In 2010, we expect to grant our executive officers 100% restricted share units.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2009 and 2008 to the directors of Alcon, Inc.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Directors

Board Compensation - Awards

	Year	Cash Retainer		SSAR's			Restricted Share Units			Total
				(3)			(4)
Name and Function		USD	CHF	#	USD	CHF	#	USD	CHF	USD	CHF
Cary R. Rayment, Non- Executive Chairman and Director (2)	2009	302,500	328,757	3,150	67,700	73,576	700	67,214	73,048	437,414	475,381
	2008	-	-	-	-	-	-	-	-	-	-
Kevin Buehler, President, Chief Executive Officer and Director (2)	2009	-	-	-	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-	-	-	-
Dr. Werner J. Bauer, Director (1)	2009	85,000	92,378	-	-	-	-	-	-	85,000	92,378
	2008	85,000	91,630	-	-	-	-	-	-	85,000	91,630
Francisco Castañer, Vice Chairman and Director (1)	2009	85,000	92,378	-	-	-	-	-	-	85,000	92,378
	2008	85,000	91,630	-	-	-	-	-	-	85,000	91,630
Gerhard Mayr, Director	2008	85,000	91,630	1,500	61,641	66,449	425	65,726	70,853	212,367	228,932
Lodewijk J.R. de Vink, Director	2009	95,000	103,246	3,150	67,700	73,576	700	67,214	73,048	229,914	249,870
	2008	85,000	91,630	1,500	61,641	66,449	425	65,726	70,853	212,367	228,932
Thomas G. Plaskett, Director, Audit Committee Chairman	2009	110,000	119,548	3,150	67,700	73,576	700	67,214	73,048	244,914	266,172
	2008	100,000	107,800	1,500	61,641	66,449	425	65,726	70,853	227,367	245,102
Paul Bulcke, Director (1)	2009	85,000	92,378	-	-	-	-	-	-	85,000	92,378
	2008	85,000	91,630	-	-	-	-	-	-	85,000	91,630
Paul Polman, Director (1)	2008	85,000	91,630	-	-	-	-	-	-	85,000	91,630
James Singh, Director (1)	2009	85,000	92,378	-	-	-	-	-	-	85,000	92,378
	2008	85,000	91,630	-	-	-	-	-	-	85,000	91,630
Daniel L. Vasella, M.D., Director	2009	95,000	103,246	3,150	67,700	73,576	700	67,214	73,048	229,914	249,870
	2008	85,000	91,630	1,350	59,925	64,599	375	62,981	67,894	207,906	224,123
Joan W. Miller M.D., Director	2009	85,000	92,378	3,150	67,700	73,576	700	67,214	73,048	219,914	239,002
Hermann Wirz, Director (1)	2009	85,000	92,378	-	-	-	-	-	-	85,000	92,378
Total	2009	1,112,500	1,209,065	15,750	338,500	367,880	3,500	336,070	365,240	1,787,070	1,942,185
	2008	780,000	840,840	5,850	244,848	263,946	1,650	260,159	280,453	1,285,007	1,385,239

USD in 2009 were converted into CHF in this table at the annual average rate of 1.0868.
USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.

(1)	Cash Retainer for Nestlé representatives paid directly to Nestlé S.A., Vevey.

(2)	Excluding compensation received for function as Chief Executive Officer which is included in the next section.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

(3)
SSARs were granted in 2009 and 2008 pursuant to the Amended 2002 Alcon Incentive Plan. The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model for 2009: expected volatility, 31.5%; risk-free interest rate, 2.15%; dividend yield, 3.0%; expected life, 5 years.

(4)	Restricted share units were granted in 2009 and 2008; the value shown is as of the grant date.

In 2009 and 2008, no compensations were paid directly or indirectly to persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

There were no compensations paid directly or indirectly to former members of the board of directors.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Senior Management

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2009 and 2008 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensation	Restricted Share Awards	Securities Underlying Options SSARs	Performance Share Unit Awards	All Other Compensation
		$	$	$	$	$	$	$	$
Name and Function	Year		(1)	(2)	(3)	(4)	(5)	(6)
Cary R. Rayment, Chairman, President and Chief Executive Officer	2009	320,000	1,800,000	15,398	-	-	-	1,632,311	3,767,709
	2008	1,250,000	1,375,000	41,650	2,025,872	3,863,041	2,084,778	187,743	10,828,084
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2009	866,250	460,000	30,500	1,269,250	2,483,263	1,259,048	328,170	6,696,481
	2008	570,833	390,000	31,580	446,751	851,957	459,741	-123,447	2,627,415
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2009	585,000	430,000	20,641	470,896	921,292	467,111	144,044	3,038,984
	2008	550,000	170,000	21,580	383,014	730,254	394,151	64,822	2,313,821
William K. Barton, Senior Vice President, International Markets	2009	490,000	245,000	31,861	355,414	695,314	352,558	175,384	2,345,531
	2008	431,667	235,000	32,519	210,687	401,657	216,813	5,370	1,533,713
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2009	541,667	298,000	19,250	507,735	993,309	503,654	124,528	2,988,143
	2008	380,769	-	15,573	668,865	641,167	-	42,562	1,748,936
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2009	520,833	335,000	35,769	365,517	715,183	362,579	218,811	2,553,692
	2008	492,500	300,000	35,474	357,489	681,573	367,884	44,691	2,279,611
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2009	396,667	255,000	27,822	253,867	496,645	251,827	123,145	1,804,973
	2008	380,000	190,000	27,732	204,195	389,487	210,133	43,481	1,445,028
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	2009	-	-	-	-	-	-	-	-
	2008	315,000	455,000	19,274	459,587	876,297	472,950	638,049	3,236,157
Total	2009	3,720,417	3,823,000	181,241	3,222,679	6,305,006	3,196,777	2,746,393	23,195,513
	2008	4,370,769	3,115,000	225,382	4,756,460	8,435,433	4,206,450	903,271	26,012,765

Dr. Gerald D. Cagle retired as Senior Vice President, Research and Development and Chief Scientific Officer of Alcon Laboratories. Inc. in June 2008.

Merrick McCracken joined Alcon Laboratories, Inc. in January 2010.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensation	Restricted Share Awards	Securities Underlying Options SSARs	Performance Share Unit Awards	All Other Compensation
		CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Name and Function	Year		(1)	(2)	(3)	(4)	(5)	(6)
Cary R. Rayment, Chairman, President and Chief Executive Officer	2009	347,776	1,956,240	16,735	-	-	-	1,773,996	4,094,747
	2008	1,347,500	1,482,250	44,899	2,183,890	4,164,358	2,247,391	202,387	11,672,675
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2009	941,441	499,928	33,147	1,379,421	2,698,810	1,368,333	356,655	7,277,735
	2008	615,358	420,420	34,043	481,598	918,410	495,601	-133,076	2,832,354
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2009	635,778	467,324	22,433	511,770	1,001,260	507,656	156,547	3,302,768
	2008	592,900	183,260	23,263	412,889	787,214	424,895	69,878	2,494,299
William K. Barton, Senior Vice President, International Markets	2009	532,532	266,266	34,627	386,264	755,667	383,160	190,607	2,549,123
	2008	465,337	253,330	35,055	227,121	432,986	233,724	5,789	1,653,342
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2009	588,684	323,866	20,921	551,806	1,079,528	547,371	135,337	3,247,513
	2008	410,469	-	16,788	721,036	691,178	-	45,882	1,885,353
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2009	566,041	364,078	38,874	397,244	777,261	394,051	237,804	2,775,353
	2008	530,915	323,400	38,241	385,373	734,736	396,579	48,177	2,457,421
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2009	431,098	277,134	30,237	275,903	539,754	273,686	133,834	1,961,646
	2008	409,640	204,820	29,895	220,122	419,867	226,523	46,873	1,557,740
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	2009	-	-	-	-	-	-	-	-
	2008	339,570	490,490	20,777	495,435	944,648	509,840	687,817	3,488,577
Total	2009	4,043,350	4,154,836	196,974	3,502,408	6,852,280	3,474,257	2,984,780	25,208,885
	2008	4,711,689	3,357,970	242,961	5,127,464	9,093,397	4,534,553	973,727	28,041,761

USD in 2009 were converted into CHF in this table at the annual average rate of 1.0868.
USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.

In 2009 and 2008, no compensations were paid directly or indirectly to persons closely related to a member of the senior management by the Company or one of its subsidiaries.

(1)	Bonus paid in 2009 was for 2008 performance. Bonus paid in 2008 was for 2007 performance.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

(2)	Includes payments made for car allowance, financial consulting services, executive physicals and other allowances.

(3)	Restricted share units were granted in 2009 and 2008; restricted shares were granted in 2007. The value shown is as of the grant date.

Summarized below are the total restricted share units and restricted shares outstanding at December 31, 2009 and the value by vesting date.  The value is based on the closing price of the shares on the NYSE on December 31, 2009.  The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon.  The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

December 31, 2009:

	Total Restricted Shares at 12/31/09	Total Restricted Share Units at 12/31/09	Value Vesting in 2010	Value Vesting in 2010	Value Vesting in 2011	Value Vesting in 2011	Value Vesting in 2012	Value Vesting in 2012
Name	(#)	(#)	(USD)	(CHF)	(USD)	(CHF)	(USD)	(CHF)
Cary R. Rayment	-	700	-	-	-	-	115,045	118,600
Kevin J. Buehler	3,597	17,602	591,167	609,434	497,652	513,029	2,395,237	2,469,250
Richard J. Croarkin	1,265	8,003	207,903	214,327	426,653	439,837	888,640	916,099
William K. Barton	2,398	5,509	394,111	406,289	234,692	241,944	670,712	691,437
Dr. Sabri Markabi	-	8,924	250,469	258,208	258,030	266,003	958,161	987,768
Elaine E. Whitbeck	2,997	6,620	492,557	507,777	398,220	410,525	689,777	711,091
Ed McGough	689	4,299	113,237	116,736	227,460	234,489	479,080	493,884

USD were converted into CHF in this table at the year-end rate 1.0309

December 31, 2008:

	Total Restricted Shares at 12/31/08	Total Restricted Share Units at 12/31/08	Value Vesting in 2009	Value Vesting in 2009	Value Vesting in 2010	Value Vesting in 2010	Value Vesting in 2011	Value Vesting in 2011
Name	(#)	(#)	(USD)	(CHF)	(USD)	(CHF)	(USD)	(CHF)
Cary R. Rayment	29,658	13,731	1,228,325	1,296,743	1,416,872	1,495,792	1,224,668	1,292,882
Richard J. Croarkin	1,265	2,596	-	-	112,825	119,109	231,537	244,434
Dr. Sabri Markabi	-	4,617	137,263	144,909	137,263	144,909	137,264	144,910
Kevin J. Buehler	5,725	3,028	189,796	200,368	320,816	338,685	270,067	285,110
Elaine E. Whitbeck	5,501	2,423	223,332	235,772	267,302	282,191	216,107	228,144
Ed McGough	1,165	1,384	42,454	44,819	61,452	64,875	123,439	130,315

USD were converted into CHF in this table at the year-end rate 1.0557.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

(4)	Share-settled stock appreciation rights were granted in 2009 and 2008.

Summarized below are the total securities underlying options, non-qualified stock options and SSARs outstanding.

December 31, 2009:

	Total Securities underlying options at Dec 31, 2009	Black-Scholes Value	Black-Scholes Value
Name	(#)	($)	(CHF)

Cary R. Rayment	520,884	16,825,903	17,345,823
Richard J. Croarkin	77,912	2,059,111	2,122,738
Dr. Sabri Markabi	69,659	1,634,476	1,684,981
Kevin J. Buehler	254,658	6,661,800	6,867,650
Elaine E. Whitbeck	96,744	3,133,441	3,230,264
William K. Barton	82,352	2,405,722	2,480,059
Ed McGough	61,581	1,655,358	1,706,509

USD were converted into CHF in this table at the year-end rate 1.0309.

December 31, 2008:

	Total Securities underlying options at Dec 31, 2008	Black-Scholes Value	Black-Scholes Value
Name	(#)	($)	(CHF)

Cary R. Rayment	580,884	17,859,583	18,854,362
Richard J. Croarkin	28,993	1,137,820	1,201,197
Dr. Sabri Markabi	16,916	641,167	676,880
Kevin J. Buehler	122,801	4,178,537	4,411,282
Elaine E. Whitbeck	89,246	3,258,326	3,439,815
Ed McGough	35,210	1,158,713	1,223,253

USD were converted into CHF in this table at the year end rate 1.0557.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

(5)
The 2009 performance share unit awards have three consecutive performance targets during a three-year service period from 2009 through 2011.  The 2008 performance share unit awards have a cumulative three-year performance period from 2008 through 2010.  The awards represent 25% of each participant's total share-based award value granted in 2009 and 2008, respectively.  The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

		Estimated Future Performance Share Unit Payout
Name	Grant date	Minimum #	Target #	Maximum #

Cary R. Rayment	17 February 2009	-	-	-
	11 February 2008	-	13,731	27,462
Kevin J. Buehler	17 February 2009	-	14,574	29,148
	11 February 2008	-	3,028	6,056
Richard J. Croarkin	17 February 2009	-	5,407	10,814
	11 February 2008	-	2,596	5,192
William K. Barton	17 February 2009	-	4,081	8,162
	11 February 2008	-	1,428	2,856
Dr. Sabri Markabi	17 February 2009	-	5,830	11,660
	11 February 2008	-	-	-
Elaine E. Whitbeck	17 February 2009	-	4,197	8,394
	11 February 2008	-	2,423	4,846
Ed McGough	17 February 2009	-	2,915	5,830
	12 February 2008	-	1,384	2,768

(6)
Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including employer contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings (losses) on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.  Mr. Rayment's amount in 2009 also includes payout of accrued vacation time and grandfathered sick leave.  These payouts to Mr. Rayment are a result of his retirement.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

SSAR Grant Table

The following table sets forth the SSARs granted during 2009 and 2008.

Name and Function	Year	Alcon SSARS Granted	Exercise or Base Price	Expiration Date	Grant Date Present Value	Grant Date Present Value
		#	(USD)		(USD)	(CHF)
		(1)			(2)	(2)
Cary R. Rayment, Chairman, President and Chief Executive Officer	2009	-	-	-	-	-
	2008	100,621	147.54	11-Feb-2018	3,863,041	4,164,358
Kevin J. Buehler, Chairman, President and Chief Executive Officer	2009	131,857	87.09	17-Feb-2019	2,483,263	2,698,810
	2008	22,191	147.54	11-Feb-2018	851,957	918,410
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2009	48,919	87.09	17-Feb-2019	921,292	1,001,260
	2008	19,021	147.54	11-Feb-2018	730,254	787,214
William K. Barton, Senior Vice President, International Markets	2009	36,920	87.09	17-Feb-2019	695,314	755,667
	2008	10,462	147.54	11-Feb-2018	401,657	432,986
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2009	52,743	87.09	17-Feb-2019	993,309	1,079,528
	2008	16,916	144.87	3-Apr-2018	641,167	691,178
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	2009	37,975	87.09	17-Feb-2019	715,183	777,261
	2008	17,753	147.54	11-Feb-2018	681,573	734,736
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2009	26,371	87.09	17-Feb-2019	496,645	539,754
	2008	10,145	147.54	11-Feb-2018	389,487	419,867

USD in 2009 were converted into CHF in this table at the annual average rate of 1.0868.
USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

(1)
SSARs were granted in 2009 and 2008 pursuant to the Amended 2002 Alcon Incentive Plan.  In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability.  Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule.  Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days following the date of the involuntary termination. After the 30-day period, all unvested and unexercised instruments will be forfeited.  Where the termination of employment is due to death or disability, the instruments vest and may be exercisable for 60 months not to exceed the remaining term.  Upon voluntary termination, all unvested and vested unexercised instruments will be forfeited.

(2)
The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model.  The following assumptions were used in the Black-Scholes model for 2009: expected volatility, 31.5%; risk-free interest rate, 1.65%; dividend yield, 3.0%; expected life, 5 years.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Aggregated Option / SSAR Exercises and Year End Option / SSAR Value Table

December 31, 2009:

Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities underlying Unexercised Options/ SSARs at Dec 31, 2009		Value of Unexercised In-the-Money Options/ SSARs at Dec. 31, 2009
			Exercisable	Unexercisable	Exercisable		Unexercisable
					USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President and Chief Executive Officer	60,000	5,065,272	295,052	228,982	21,298,525	21,956,649	5,922,319	6,105,319
Kevin J. Buehler, Chairman, President and Chief Executive Officer	-	-	72,260	182,398	5,688,577	5,864,354	11,518,249	11,874,163
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-	-	77,912	-	-	4,372,657	4,507,772
William K. Barton, Senior Vice President, International Markets	-	-	16,070	66,282	894,382	922,018	3,666,936	3,780,244
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	-	-	5,582	64,077	108,737	112,097	4,295,711	4,428,448
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	30,477	1,626,944	17,391	79,353	720,857	743,131	4,030,665	4,155,213
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	-	19,631	41,950	1,659,036	1,710,300	2,391,576	2,465,476

USD were converted into CHF in this table at the year-end rate 1.0309.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

December 31, 2008:
Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities underlying Unexercised Options/ SSARs at Dec 31, 2008		Value of Unexercised In-the-Money Options/ SSARs at Dec. 31, 2008
			Exercisable	Unexercisable	Exercisable		Unexercisable
					USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President and Chief Executive Officer	55,000	6,682,495	259,400	321,484	3,899,046	4,116,223	-	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-	-	28,993	-	-	-	-
Dr. Gerald D. Cagle Senior Vice President Research & Development and Chief Scientific Officer	-	-	177,341	93,668	3,848,245	4,062,592	-	-
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	-	-	-	16,916	-	-	-	-
Kevin J. Buehler, Senior Vice President, Global Markets and Chief Marketing Officer	25,000	2,354,500	57,477	65,324	755,851	797,952	-	-
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	-	-	30,477	58,769	310,561	327,859	-	-
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	-	16,327	18,883	294,948	311,377	-	-

USD were converted into CHF in this table at the year-end rate 1.0557.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Board of Directors Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the board of directors.

December 31, 2009:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (2)
Cary R. Rayment, Non-Executive Chairman and Director (3)	35,695	199,400	324,634	14,431
Kevin J. Buehler, President and Chief Executive Officer and Director (1)	-	-	-	-
Dr. Werner J. Bauer, Director	2,000	-	-	-
Francisco Castañer, Vice Chairman and Director	2,500	-	-	-
Hermann Wirz, Director	-	-	-	-
Lodewijk J.R. de Vink, Director	5,000	17,500	8,850	1,400
Thomas G. Plaskett, Director, Audit Committee Chairman	1,343	-	6,650	1,400
Paul Bulcke, Director	250	-	-	-
James Singh, Director	1,000	-	-	-
Daniel L. Vasella, Director	-	-	4,500	1,075
Joan Miller, Director	-	-	3,150	700
TOTAL	47,788	216,900	347,784	19,006

December 31, 2008:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (2)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (1)	-	-	-	-
Dr. Werner J. Bauer, Director	2,000	-	-	-
Francisco Castañer, Vice Chairman and Director	2,500	-	-	-
Gerhard Mayr, Director	-	-	3,500	700
Lodewijk J.R. de Vink, Director	5,000	17,500	5,700	1,025
Thomas G. Plaskett, Director, Audit Committee Chairman	604	-	5,700	1,025
Paul Bulcke, Director	250	-	-	-
James Singh, Director	1,000	-	-	-
Daniel L. Vasella, M.D., Director	-	-	1,350	375
TOTAL	11,354	17,500	16,250	3,125

(1)	See "Senior Management Participation Rights" on the next page.
(2)	Includes Restricted Shares, Restricted Share Units and Performance Share Units.
(3)	Includes share-based awards received in prior years as Chairman, President, Chief Executive Officer and Director of Alcon Laboratories, Inc.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

In 2009 and 2008, no participation rights were held directly or indirectly by persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

All directors mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Senior Management Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the senior management.

December 31, 2009:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (1)
Kevin J. Buehler, Chairman, President, Chief Executive Officer and Director	2,128	57,477	197,181	38,801
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-	77,912	17,271
William K. Barton, Senior Vice President, International Markets	11,099	5,200	77,152	13,416
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	-	-	69,659	14,754
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	1,794	-	96,744	16,237
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	320	16,327	45,254	9,287
TOTAL	15,341	79,004	563,902	109,766

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

December 31, 2008:

Name and Function	Total of number of Shares Held or Beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held (1)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	33,502	259,400	321,484	57,120
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-	28,993	6,457
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	64,307	177,341	93,668	3,115
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	-	-	16,916	4,617
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	-	57,477	65,324	11,781
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	-	30,477	58,769	10,347
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	16,327	18,883	3,933
TOTAL	97,809	541,022	604,037	97,370

           (1) Includes Restricted Shares and Restricted Share Units and Performance Share Units.

In 2009 and 2008, no participation rights were held directly or indirectly by persons closely related to a member of the senior management by the Company or one of its subsidiaries.

All officers mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Loans and Credits

There were no outstanding loans or credits granted to any current or former member of the board of directors, senior management, or any person closely related to a member of the board of directors or senior management as at December 31, 2009 and as at December 31, 2008.

Amended 2002 Alcon Incentive Plan

Eligibility and Award Limits

Our employees and non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the Amended 2002 Alcon Incentive Plan.  Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

Under the Amended 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan/calendar year.  The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000.  The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

Administration

The Amended 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards.  Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Shares Reserved for Awards

Under the Amended 2002 Alcon Incentive Plan, a total of up to 40.0 million common shares may be issued for awards.  Through December 31, 2009, approximately 17.6 million of these common shares had been issued under this plan.

Our board of directors has the authority to make appropriate adjustments to the number as well as to the terms of outstanding awards, in the event of any transaction that affects our common shares such as share splits, share dividends or other similar events.

Awards of stock options that expire unexercised, stock appreciation rights or restricted shares that are forfeited under the terms of this plan or stock appreciation rights that are exercised for cash are not included when determining the maximum limit for our common shares available for grant under this plan.

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the Amended 2002 Alcon Incentive Plan.  The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by our board of directors.  The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

Our board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items.

Under the Amended 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Stock Options

Under the Amended 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options.  To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

The compensation committee will recommend to our board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by our board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan).  Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of an option holder's employment with us, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination.  The grant price for any stock option will be not less than the fair market value of our common shares on the grant date, unless approved by our board of directors.  Unless our board of directors provides for a different period, stock options will have a term of ten years.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price.  The compensation committee will recommend to our board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria.  The amount may be settled either in stock or in cash, as designated by the award agreement.  Unless determined otherwise by our board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the Amended 2002 Alcon Incentive Plan).  Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule.  Upon the involuntary termination of a holder's employment with us, all vested stock appreciation rights will be exercisable for 30 days; provided after the termination date, however, where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively.  Some vesting requirements have been modified in accordance with local laws and the approval of the board.  Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination.  Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless our board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares/Restricted Share Units

The Company may grant restricted shares/restricted share units.  Restricted shares are common shares granted to a participant subject to restrictions determined by the board of directors.  Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value of such shares on the date of vesting.  A restricted share or restricted share unit will vest and become transferable upon satisfaction of the conditions set forth in the restricted share/restricted share unit award agreements.  Restricted share/restricted share unit awards will be forfeited if a recipient's employment terminates prior to vesting of the award.  The compensation committee will recommend to our board of directors for approval the number of restricted share/restricted share unit awards to grant, applicable vesting schedule, and any applicable performance criteria.  Unless otherwise specified in the restricted share/restricted share unit award agreements, restricted share/restricted share unit awards will vest upon a holder's death or permanent disability or retirement at or after age 62.  Vesting of 2008 restricted share awards/restricted share unit awards upon a holder's retirement after age 55 with 10 years of service and prior to age 62 will have accelerated vesting of 33% for each full year of service

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

after the date of award with the remaining shares/share units being forfeited.  Upon retirement after age 55 with not less than 10 years of service but prior to age 62, the employee will forfeit unvested restricted share/restricted share units awards made during 2009 33% for each year remaining in the vesting schedule of the award.  Unvested non-forfeited restricted share/restricted share units awards will continue to vest according to the award agreement as if there had been no termination of employment.  Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting.  Holders of restricted share units have no voting rights and receive dividend equivalents prior to vesting.

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the Compensation Committee in its discretion and approved by Alcon's board of directors.  The metrics for the 2009 grant consist of three one-year earnings per share ("EPS") growth targets during a three-year service period with a cumulative three-year relative total shareholder return ("TSR") as a modifier.  At the beginning of the performance period, the Compensation Committee establishes a total equity award value for each participant.  The performance share unit portion reflects 25% of the established total value.  The actual value of the units awarded to the employee will be adjusted based on Alcon’s three one-year EPS targets and cumulative TSR during the three-year service period.  The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%.  The compensation committee will recommend to our board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria.  Unless otherwise specified in the award agreement, the performance share unit awards will vest upon a holder's death or permanent disability.  Vesting of performance share unit awards upon a holder's retirement after age 62 will continue as if there was no termination of employment.  If the employee's termination is voluntary and after age 55 with not less than 10 years of service but prior to retirement, the employee will forfeit unvested performance share units(have his/her target award reduced) by 33% for each year remaining in the vesting schedule of the award.  Unvested non-forfeited performance share units will continue to vest according to the award agreement as if there had been no termination of employment. Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

Other Share-Based Awards

The Amended 2002 Alcon Incentive Plan also allows us to provide awards that are denominated in or valued by reference to our common shares.  The grant price for the award will not be less than the fair market value of our common shares on the grant date.  The compensation committee will recommend to our board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Change of Control Provisions

In the event of a change-of-control (as defined under the Amended 2002 Alcon Incentive Plan), the following events will occur for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provides:

•	all stock options and stock appreciation rights will become fully vested and exercisable;
•	all restrictions on outstanding restricted shares and restricted share units will lapse;
•	all outstanding cash incentive awards will vest and be paid out on a prorated basis; and
•
all performance share unit awards will continue to vest under their original terms unless achievement of performance goals can no longer be measured, in which case 100% of each employee's awards vest upon completion of the individual service requirements.

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions.  Vesting of future awards will accelerate upon the occurrence of  a change-of-control and either (i) involuntary termination other than "for cause," or (ii) voluntary termination for "good reason," which occur within six months preceding or during the two years following the change-of-control.

Alcon, Inc., Hünenberg

Notes to the Financial Statements

7.	Directors and Senior Management Compensations (continued)

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002.  The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares.  The DCP further provides that restricted shares deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

Summary of Restricted Shares Deferred held.

Restricted Shares Deferred (#)
Name and Function	12/31/2009	12/31/2008
Cary R. Rayment, Non-Executive Chairman and Director	26,857	32,502
William K. Barton, Senior Vice President, International Markets	-	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	-	-
Kevin J. Buehler, President and CEO and Director	-	-
Elaine E. Whitbeck, Senior Vice President, Chief Legal Officer/ General Counsel and Corporate Secretary	-	-
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	-

8.	Subsequent events

There are no subsequent events to be reported in addition to the change in control from Nestlé S.A. to Novartis already mentioned within section 4.

Alcon, Inc., Hünenberg

Proposed Appropriation of Retained Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of
CHF 2,747,847,793 are to be appropriated as follows:

CHF
Dividend for 2009, CHF 3.95 per share on 299,861,065 shares (a)	1,184,451,207

Dividend for 2009, CHF 3.95 per share on 5,940,000 share relating to the Alcon Incentive Plan (b)	23,463,000

Balance to be carried forward	1,539,933,586

2,747,847,793

(a)	Number of shares outstanding on February 28, 2010.

(b)
This represents the Board of Directors’ expectation of shares reserved for stock options and share-settled stock appreciation rights that may be exercised in 2010 and for restricted shares and restricted share units, less any treasury shares acquired in 2010, all prior to the record date for dividend payments.

Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date and with any shares acquired by Alcon, Inc. and subsidiaries in 2010 and held in Treasury on the dividend record date will be transferred to retained earnings.

Of the proposed dividend in 2008 the balance of CHF 27,552,210 was transferred to retained earnings.

The gross dividend amounts to CHF 3.95 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 2.5675 per share will be payable.